DOLLY VARDEN SILVER CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given to holders ("Shareholders") of common shares ("Common Shares") in the capital of Dolly Varden Silver Corporation (the "Company") that the annual general and special meeting (the "Meeting") of Shareholders of the Company will be held at the office of Stikeman Elliott LLP at 666 Burrard Street, Suite #1700, Vancouver, British Columbia, V6C 2X8 on Tuesday, June 24, 2025 at 10:00 a.m., local time, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024 and the auditor's report thereon;

2. to elect directors of the Company for the ensuing year;

3. to appoint auditors of the Company for the ensuing year and authorize the directors to fix the auditors' remuneration for the ensuing year;

4. to consider, and, if thought advisable, to pass, with or without variation, a resolution to ratify, confirm and approve the Company's omnibus equity incentive plan dated for reference May 22, 2025, as set out in Appendix D to the accompanying information circular (the "Circular"), the full text of which resolution is set out in the Circular under the heading "Particulars of Matters to be Acted Upon - 4 - Omnibus Equity Incentive Plan - New Incentive Plan Resolution"; and

5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this notice of meeting are: (i) the Circular in respect of the Meeting; (ii) the form of proxy for use by registered Shareholders in connection with the Meeting; and (iii) the reply card for use by Shareholders who wish to receive, through postal service, annual consolidated financial statements and/or condensed consolidated interim financial statements of the Company.

The Circular contains details of matters to be considered at the Meeting. A copy of the annual consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the auditors' report thereon and the corresponding management discussion and analysis are available on SEDAR+ at www.sedarplus.ca and copies may be mailed to those Shareholders who request a copy.

The board of directors of the Company has fixed May 15, 2024 as the record date for determining the registered Shareholders who are entitled to vote at the Meeting. Only registered Shareholders of the Company at the close of business on the record date will be entitled to receive notice of and vote at the Meeting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the accompanying form of proxy and Circular.

Non-registered Shareholders who would like to attend the Meeting should complete and return the materials they received in accordance with the instructions from their broker or other intermediary to ensure that their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account, you are a non-registered shareholder.

Dated at Vancouver, British Columbia, May 22, 2025

BY ORDER OF THE BOARD

"Shawn Khunkhun"

Shawn Khunkhun
Director, President & CEO

Dolly Varden Silver Corporation

3123 - 595 Burrard St.
Vancouver, BC
V7X1J1
Phone: (604) 602-1440

INFORMATION CIRCULAR

(As at May 22, 2025 except as indicated)

MANAGEMENT SOLICITATION

This information circular (the "Circular") is furnished to you in connection with the solicitation of proxies by management of Dolly Varden Silver Corporation ("we", "us", "Dolly Varden" or the "Company") for use at the annual general and special meeting (the "Meeting") of shareholders of the Company ("Shareholders") to be held at the offices of Stikeman Elliott LLP, 666 Burrard Street, Suite 1700, Vancouver, British Columbia, V6C 2X8 at 10:00 am (Vancouver time) on Tuesday, June 24, 2025 and at any adjournment of the Meeting. We will conduct the solicitation by mail, and our officers, directors and employees may, without receiving special compensation, contact Shareholders by telephone, electronic means, or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse Shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.

GENERAL PROXY INFORMATION

Appointment of Proxyholders

The persons named as proxyholders in the enclosed form of proxy are the Company's directors or officers. As a Shareholder, you have the right to appoint a person or company (who need not be a Shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the Company.

Voting by Proxy

The persons named in the accompanying form of proxy will vote or withhold from voting the Common Shares (as defined below) represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your Common Shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your Common Shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxyholders discretionary authority regarding amendments to or variations of matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an "X" in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxyholders nominated by management will vote the Common Shares represented by your proxy in accordance with their judgment.

Completion and Return of Proxy

You must deliver the completed form of proxy to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. (contact information below), or to the Company's head office at the address listed on the cover page of this Circular, by Friday, June 20, 2025 at 10:00 am (Vancouver time), which is not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting (or any adjournment, as applicable).

Mail:
Computershare Investor Services Inc.
Proxy Dept.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Fax:
Within North America: 1-866-249-7775
Outside North America: 1-416-263-9524

Non-Registered Holders

Only Shareholders whose names appear on our records or validly appointed proxyholders are permitted to vote at the Meeting. Most of our Shareholders are "non-registered" shareholders because their Common Shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a "Nominee"). If you purchased your Common Shares through a broker, you are likely a non-registered shareholder.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to us are referred to as "NOBOs" (Non-Objecting Beneficial Owners). Those non-registered holders who have objected to their Nominee disclosing ownership information about themselves to us are referred to as "OBOs".

In accordance with securities regulatory requirements under National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we will have distributed copies of the Notice of Meeting, this Circular, and the form of proxy (the "Meeting Materials") directly to NOBOs and to the Nominees for onward distribution to OBOs.

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Management does not intend to pay for intermediaries to forward the Meeting Materials to OBOs under NI 54-101 and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the Meeting Materials unless the OBO's intermediary assumes the cost of delivery.

Nominees are required to forward the Meeting Materials to each OBO unless the OBO has waived the right to receive them. Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered shareholder. Meeting Materials sent to non-registered holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This voting instruction form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered holder is able to instruct the registered shareholder (or Nominee) how to vote on behalf of the non-registered shareholder. VIFs, whether provided by the Company or by a Nominee, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Should a non-registered holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the non-registered holder may request a legal proxy as set forth in the VIF, which will grant the non-registered holder or his/her nominee the right to attend and vote at the Meeting. Non- registered holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Revocability of Proxy

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a) signing a proxy bearing a later date; or

(b) signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the office of the Company's registrar and transfer agent or to the Company's head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairperson of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form or VIF or to revoke a waiver of your right to receive Meeting Materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

Advance notice of the Meeting was posted on the Company's SEDAR+ profile on April 17, 2025.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the laws of the Province of British Columbia, the country of Canada, and the applicable securities laws of the provinces and territories of Canada. The proxy solicitation rules of the United States are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements under the securities laws of the provinces and territories of Canada. Shareholders in the United States should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), certain of its directors and its executive officers are residents of Canada, and its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgement by a United States court.

CURRENCY

In this Circular, all dollar amounts are in Canadian Dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, none of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than (i) the election of directors; and (ii) the approval of the New Incentive Plan (as defined below), as set forth under the heading "Particulars of Matters to be Acted Upon - 4 - Approval of New Omnibus Equity Incentive Plan - Incentive Plan Resolution"..

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value (each, a "Common Share"), of which 79,618,047 Common Shares were issued and outstanding as of the record date, being May 15, 2025 (the "Record Date"). The Company has only one class of shares.

Persons who are registered Shareholders at the close of business on the Record Date will be entitled to receive notice of, attend, and vote at the Meeting, or complete, sign and deliver a form of proxy in the manner and subject to the provisions described in the section titled Appointment of Proxyholders. On a show of hands, every shareholder and proxyholder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each Common Share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, or as noted below, no person or company beneficially owns directly or indirectly, controls, or directs Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company, except:

1. Fury Gold Mines Limited ("Fury") exercises control or direction over 11,763,647 Common Shares, representing 15% of the Common Shares issued and outstanding as of the Record Date; and

2. Hecla Canada Ltd. ("Hecla") exercises control or direction over 10,606,374 Common Shares, representing 13% of the Common Shares issued and outstanding as of the Record Date.

Pursuant to the investor rights agreement dated February 25, 2022 between Fury and the Company (the "Investor Rights Agreement"), Fury has a right to nominate one person to the Company's board of directors (the "Dolly Board" or the "Board") so long as Fury owns greater than 10% but less than 20% of the Common Shares outstanding. Should Fury own greater than 20% of the Common Shares outstanding, Fury shall have the right to appoint two nominee to the Dolly Board.

Pursuant to an ancillary rights agreement dated September 24, 2012 between Hecla and the Company (the "Ancillary Rights Agreement"), for as long as Hecla owns greater than 10% of the outstanding Common Shares, Hecla has the right to nominate one person to the Dolly Board.

No other group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1- Financial Statements

The audited consolidated financial statements for the Company for the financial year ended December 31, 2024, together with the Auditor's Report thereon will be presented to Shareholders at the Meeting. The consolidated financial statements, together with the Auditor's Report thereon are available on the Company's SEDAR+ profile online, and a Shareholder can request a paper copy from the Company by email to info@dollyvardensilver.com with a mailing address and Shareholder's name, or by writing to the Company at the address on the first page of this Circular.

2- Election of Directors

The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless they resign or otherwise vacate office before that time.

Number of Directors

Under the Company's articles, the number of directors may be fixed or changed from time to time by ordinary resolution of the Board but must not be fewer than three. By ordinary resolution, the Board has set the number of directors at six. There are currently six nominee directors proposed for re-election at the Meeting.

Nominations and Voting

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Dolly Board. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the list of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the Common Shares represented by the proxy for the election of any other person or persons as directors.

Advance Notice for Additional Director Nominations

The Company's articles include advance notice provisions for the nomination of directors (the "Advance Notice Provisions"). The purpose of the Advance Notice Provisions is to provide Shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. As the first public announcement of the Meeting was filed on the Company's SEDAR+ profile on April 17, 2025, the deadline for Shareholders to submit nominations for election to the Dolly Board at the Meeting is May 24, 2025.

In the case of this Meeting, a Shareholder would need to undertake the following in order to properly nominate one or more individuals for election as a director at the Meeting:

a) provide to the Company on or before May 24, 2025:

1. A notice setting out for each nominee,

a. the name, address, and principal occupation for the last five years

b. the number of Common Shares owned or controlled,

c. a statement regarding independence, pursuant to NI 52-110 Audit Committees, and

d. any other information that would be required in a dissident proxy circular.

2. a notice setting out any information about the nominating shareholder equivalent to that required in a dissident proxy circular, including the number of Common Shares owned or controlled; and

b) deliver to the Company an agreement to serve as director in a form reasonably required by the Company for each nominee on or before the Meeting.

At the sole discretion of the Chairperson of the Meeting, the notices and representation above may be accepted in person at the Meeting for nomination of a director.

Management Nominees

Management proposes to nominate the persons named in the table below for election as directors. Management recommends a vote "for" the appointment of each of the following nominees as directors of the Company. Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of each of the following nominees as directors of the Company.

The information concerning the proposed nominees has been furnished by each of them as of the date of this Circular:

Name, Jurisdiction of Residence, and Present Office Held	Director Since	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction Is Exercised	Principal Occupation During the Past Five Years
Shawn Khunkhun(4) British Columbia, Canada Director, President, and CEO	February 18, 2020	136,625 Common Shares	Corporate finance/mining executive. CEO and director of Dolly Varden since February 2020 former CEO and current director of StrikePoint Gold Inc. since May 2013. Director of Gladiator Metals Corp. since October 8, 2021 and director of Goldshore
Resources Inc. since May 31, 2021.
Darren Devine(2)(3)(5) British Columbia, Canada Director and Chairman	August 25, 2016	131,276 Common Shares	Principal of CDM Capital Partners (a firm that provides corporate finance advisory services to private and public companies).
James Sabala(2)(3)(5)(6) Idaho, USA Director	October 7, 2016	59,963 Common Shares	Retired businessman; director of Thunder Mountain Gold Inc.; director of Cascadia Minerals Ltd; and former CFO and Senior VP of Hecla Mining Company.
Robert McLeod(4)(9) British Columbia, Canada Director	February 18, 2020	76,231 Common Shares	Director and former CEO of Nexgold Mining Corp. (a mineral resource exploration company); CEO and Director of Nations Royalty Corp.
Forrester (Tim) Clark(2)(7)(8) Massachusetts, United States Director	February 25, 2022	32,007 Common Shares	CEO & Director of Fury Gold Mines Ltd. (a mineral resource exploration and development company); Managing Director at BMO Capital June 2014 to December 2020.
Michael Henrichsen(4) British Columbia, Canada Director	February 25, 2022	32,648 Common Shares	CEO and director of Goldshore Resources Inc. since May 31, 2021.

Consulting geologist; Former Chief Geological Officer at Fury Gold Mines Ltd. (a mineral resource exploration and development company), Former Chief Geologist at Torq Resources Inc., Former Chief Geologist at Sombrero Resources Inc., Chief Geologist at Tier One Metals Inc., Director, President & Secretary at RV Mineral Exploration Consulting Ltd

(1) Stated on a post-Consolidation basis

(2) Member of the Audit Committee

(3) Member of the Nominating and Governance Committee

(4) Member of the Sustainability, Safety and Environment Committee

(5) Member of the Compensation Committee

(6) Nominated to the Board by Hecla pursuant to an Ancillary Rights Agreement between the Company and Hecla

(7) Nominated to the Board by Fury pursuant to the Investor Rights Agreement.

(8) Ceased being a member of the Compensation Committee on March 21, 2025

(9) Ceased being a member of the Nominating and Corporate Governance Committee March 21, 2025

Other than Mr. Sabala and Mr. Clark none of the proposed nominees for election as a director of the Company are proposed pursuant to any arrangement or understanding between the nominee and any other person. See "Voting Securities And Principal Holders Of Voting Securities" above.

Except as described below, no proposed director is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Track X Holdings Inc., a Company of which Darren Devine was acting as a director, on January 29, 2020 in connection with the late filing of the company's financial statements, management's discussion and analysis and officer's certifications for the year ended September 30, 2019, the quarter ended December 31, 2019 and the quarter ended March 31, 2020. The management cease trade order was revoked on May 7, 2020 in connection with the completion of the filing of the financial statements. The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Chakana Copper Corp., a Company of which Darren Devine was acting as a director, on October 1, 2019 in connection with the late filing of the company's annual financial statements, management's discussion and analysis and officer's certifications for the year ended May 31, 2019. The management cease trade order was revoked on November 19, 2019 in connection with the completion of the annual filings.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Aequus Pharmaceuticals Inc. a Company of which Ann Fehr was acting as an officer, on May 9, 2022 in connection with the late filing of the company's annual financial statements, management's discussion and analysis and officer's certifications for the year ended December 31, 2021. The annual filings were filed June 30, 2022, and the management cease trade order was revoked on July 7, 2022. The delayed filing resulted from late responses from an unrelated third party audit requests, which delayed its audit procedure.

Except as described below, no proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets. No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Sabala served as a director of Arch Coal (NYSE:ACI) ("Arch") since February of 2015. On January 11, 2016, Arch and substantially all of its wholly-owned domestic subsidiaries filed voluntary petitions for reorganisation under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Missouri. Arch and the ad hoc creditor group agreed to the principal terms of a Chapter 11 plan of reorganisation, approved by the Bankruptcy Court. On July 8, 2016, the United States Bankruptcy Court for the Eastern District of Missouri approved the Disclosure Statement filed in connection with Arch's proposed Plan of Reorganisation. With this approval, Arch solicited approval of the Plan of Reorganisation from its creditors. A hearing to consider confirmation of the Plan of Reorganisation by the Bankruptcy Court was held on September 13, 2016. The company emerged from reorganisation on October 1, 2016 and Mr. Sabala's tenure as a director ended.

No proposed director has been subject to any penalties or sanction imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3- Appointment of Auditor

Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of Davidson & Company LLP, Chartered Accountants, of 1200 - 609 Granville Street, Vancouver, British Columbia, as the Company's auditor to hold office until the next annual general meeting. We propose that the Dolly Board be authorized to fix the remuneration to be paid to the auditor. Davidson & Company LLP was first appointed the Company's auditor by the Dolly Board on March 6, 2012.

To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting. Management recommends a vote "for" in respect of the resolution approving the appointment of Davidson & Company LLP, Chartered Accountants and authorizing the directors to fix the auditor's remuneration. Unless otherwise instructed, the proxies solicited by management will be voted for the approval of the appointment of Davidson & Company LLP, Chartered Accountants and authorizing the directors to fix the auditor's remuneration.

4- Approval of New Omnibus Equity Incentive Plan

As a consequence of the NYSE American listing in April 2025, the Company was required to update its equity compensation plan. On May 22, 2025, the Board approved and adopted an omnibus equity incentive plan (the "New Incentive Plan") for directors, officers, employees, and consultants. On May 22, 2025, the TSXV conditionally approved the New Incentive Plan, subject to the Shareholders' approval at the Meeting. The New Incentive Plan, if approved by the Shareholders at the Meeting, will replace the Company's current rolling 10% stock option plan (the "Existing Option Plan") and the current rolling 10% restricted share unit plan (the "Existing RSU Plan"), each of which were most recently approved by the Company's Shareholders at the annual general meeting held on June 24, 2024 (together, the "Existing Incentive Plans"). All incentive stock options ("Options") granted under the Existing Option Plan will continue to be governed by the Existing Option Plan, and all outstanding restricted share units ("RSUs") granted under the Existing RSU Plan will continue to be governed by the Existing RSU Plan. Options and RSUs granted on or after May 22, 2025 are governed solely by the terms and conditions of the instrument evidencing such Options and RSUs and the New Incentive Plan.

At the Meeting, the Company will be asking Shareholders to consider, and if thought fit, pass with or without amendment, an ordinary resolution as set forth below (the "Incentive Plan Resolution"), ratifying, confirming and approving the adoption of the New Incentive Plan, and reserving Common Shares from treasury for issuance under the New Incentive Plan.

The purpose of the New Incentive Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (i) ensuring that the interests of directors, officers, employees, and consultants are aligned with the success of the Company and its subsidiaries; (ii) encouraging stock ownership by directors, officers, employees, and consultants; and (iii) providing compensation opportunities to attract, retain and motivate directors, officers, employees, and consultants.

Particulars of the New Incentive Plan

A summary of the material terms of the New Incentive Plan is provided below. This summary is qualified in its entirety by the full text of the New Incentive Plan attached as appendix D to this Circular. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the New Incentive Plan.

Administration: The New Incentive Plan is administered by the Board or such other persons as may be designated by the Board from time to time (the "Administrators"). The Administrators determine the eligibility of persons to participate in the New Incentive Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the TSXV.

Number of Shares Reserved: The number of Common Shares available for issuance upon the vesting of RSUs awarded and Options granted under the New Incentive Plan is limited to 10% of the issued and outstanding Common Shares at the time of any grant or award (together with any Common Shares issuable pursuant to any other Share Compensation Arrangement).

Eligible Participants: The following people (each, an "Eligible Person") are eligible to participate in the New Incentive Plan: any Director, Officer, Employee and Consultant.

Restrictions on the Award of RSUs and Grant of Options: The awards of RSUs and grants of Options (collectively, the "Security Based Compensation") under the New Incentive Plan are subject to a number of restrictions:

(a) the total number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded under the New Incentive Plan and any other share compensation arrangements of the Company cannot exceed 10% of the Common Shares then outstanding;

(b) unless the Company obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the New Incentive Plan and any other share compensation arrangements of the Company to any one Participant in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to the Participant;

(c) the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the New Incentive Plan and any other share compensation arrangements of the Company in any 12 month period to any one Consultant shall not exceed 2% of the issued and outstanding Common Shares then outstanding; and

(d) the maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers (as such term is defined in the New Incentive Plan) under the New Incentive Plan and any other share compensation arrangements of the Company in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Investor Relations Service Providers must vest in accordance with the vesting requirements set out in section 4.4(c) of the TSXV's policies.

The following restrictions also apply to the New Incentive Plan in accordance with TSXV Policy 4.4:

(a) unless the Company obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the New Incentive Plan to Insider Participants (as such term is defined in the New Incentive Plan) as a group shall not exceed 10% of the issued and outstanding Common Shares at any point in time;

(b) unless the Company obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the New Incentive Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other share compensation arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant; and

(c) any Security Based Compensation must expire within 12 months following the date the Participant ceases to be an Eligible Person under the New Incentive Plan.

Restricted Share Units: The Administrators may award RSUs to Eligible Persons (other than Investor Relations Service Providers) under the New Incentive Plan.

(a) Mechanics for RSUs

RSUs awarded to Participants under the New Incentive Plan are credited to a RSU account that is established on their behalf and maintained in accordance with the New Incentive Plan. After the vesting criteria of any RSUs awarded under the New Incentive Plan is satisfied, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant's RSU account multiplied by the Market Value of the Common Shares on the Payout Date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's RSUs in the Participant's RSU account; or (iii) any combination of thereof. Notwithstanding the foregoing, the Administrators may permit a U.S. Participant to defer the payment of Common Shares and/or lump sum payment in cash following the vesting of Restricted Share Units, provided that such deferral is made pursuant to a written deferral election form (the "Restricted Share Unit Deferral Agreement") between the Company and the U.S. Participant.

(b) Vesting Provisions

The New Incentive Plan provides that: (i) at the time of the award of RSUs, the Administrators shall, subject to the TSXV rules, determine the vesting criteria applicable to the awarded RSUs provided that, subject to certain exceptions in the New Incentive Plan, no RSUs may vest before the date that is one year following the date of award; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the New Incentive Plan (or in such form as the Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

Under the New Incentive Plan, should the date of vesting of an RSU fall within a Blackout Period formally imposed by the Company, such date of vesting will be automatically extended to the tenth business day after the end of the Blackout Period. This ten day extension period may not be extended by the Board. Notwithstanding the foregoing, with respect to RSUs of U.S. Participants, no such extension shall operate to extend the time of settlement/payment with respect to such RSUs except to the extent permitted under Section 409A of the Code.

(c) Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the New Incentive Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any Common Shares corresponding to any vested RSUs will be issued and/or any applicable lump sum cash amounts shall be paid as soon as practicable after the Event of Termination (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued and/or cash paid as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and, unless otherwise determined by the Administrators in their discretion or otherwise agreed to by the Company in a Participant's employment agreement or RSU Agreement, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive continued service vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to remain outstanding and Common Shares will be delivered, and/or any applicable lump sum cash amount shall be paid, following the date of vesting date of such RSU as set forth in the applicable Restricted Share Unit Deferral Agreement, if any).

Notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date.

For greater certainty, if a Participant's employment is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options: The Administrators may at any time and from time to time grant Options to Eligible Persons under the New Incentive Plan).

(a) Mechanics for Options

Each Option granted pursuant to the New Incentive Plan will entitle the holder thereof to the issuance of Common Shares upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the New Incentive Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied.

(b) Vesting and Exercise Provisions

The New Incentive Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The agreement evidencing the grant of the Option (each, an "Option Agreement") will disclose any vesting conditions prescribed by the Administrators. Acceleration of the vesting schedule set out in Section 4.4(c) of TSXV Policy 4.4 for Options granted to Investor Relations Service Providers is subject to prior TSXV approval.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the New Incentive Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise explicitly modified by the Participant's employment agreement or Option Agreement or unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options under the New Incentive Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

(d) Cashless Exercise

Without limiting the regular exercise of the Options through the payment of the exercise price, unless otherwise determined by the Administrators or not compliant with any applicable laws or rules of an applicable securities exchange or market, a Participant may elect to exercise their Options on a cashless basis. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price of the Options. Instead Cashless exercise is a process whereby a brokerage firm will loan money for the exercise of Options and then sell a sufficient number of Common Shares underlying the exercised Options in order to repay the loan made to the exercising Option holder.

(e) Net Exercise

Subject to prior approval by the Administrators, a Participant may elect to surrender for cancellation to the Company any vested Options, excluding Investor Relations Service Providers, being exercised and the Company will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X = Y (A - B) A

where:

X = The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options;

Y = The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A = The VWAP of the Common Shares; and

B = The exercise price for such Options.

(f) Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. Under the New Incentive Plan, "Discounted Market Price" if the Market Price is not greater than $0.05, the Market Price or, if the Market Price is greater than $0.05, the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00; and "Market Price" means as of any date, the closing price of the Common Shares on the TSXV for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators in accordance with valuation principles under U.S. Treasury Regulation Section 1.409A-1(b)(5)(iv)(B). No Option shall be exercisable after ten years from the date the Option is granted.

Under the New Incentive Plan, should the term of an Option expire on a date that falls within a blackout period formally imposed by the Company, such expiration date will be automatically extended to the tenth business day after the end of the blackout period. Notwithstanding the foregoing, the term of an Option of a U.S. Participant shall not be extended beyond the tenth anniversary of the Grant Date.

Change of Control: If there is a Change of Control (as such term is defined in the New Incentive Plan) then all unvested RSUs and any or all Options (whether or not currently exercisable) shall automatically vest or become exercisable, as applicable (subject, in the case of Options granted to Investor Relations Service Providers, to prior TSXV approval), such that Participants under the New Incentive Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

Transferability: RSUs awarded and Options granted under the New Incentive Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments: In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may, subject to any necessary TSXV approvals, make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the New Incentive Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the New Incentive Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the New Incentive Plan: The Board may amend the New Incentive Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the New Incentive Plan and with respect to RSUs and Options of US Participants;

(b) be subject to any regulatory approvals including, where required, the approval of the TSXV; and

(c) be subject to shareholder approval, where required by the requirements of the TSXV, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the New Incentive Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority, stock exchange or quotation system and any amendment to the New Incentive Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date;

(v) the introduction of features to the New Incentive Plan that would permit the Company to, instead of issuing Comon Shares from treasury upon the vesting of RSUs, retain a broker and make payments for the benefit of Participants to such broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi) the amendment of the New Incentive Plan as it relates to making lump sum payments to Participants upon the vesting of RSUs;

(vii) the amendment of the cashless exercise feature set out in this New Incentive Plan; and

(viii) change the application of the reorganization adjustments provisions and change of control provisions in the New Incentive Plan, and

(d) be subject to disinterested shareholder approval in the event of any reduction in the exercise price, or the extension of the term, of any Option granted under the New Incentive Plan to an Insider Participant.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the New Incentive Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Restrictions on the Award of RSUs and Grant of Options";

(c) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of the reissuance of a new Option at a lower exercise price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e) amend the amendment or termination provisions of the New Incentive Plan.

Clawback Provision: Notwithstanding any other provision of the New Incentive Plan, any RSU or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such RSU, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Company's Clawback Policy. The Company will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Company, and such Participant will be required to forfeit or repay to the Company the amount determined by the Administrators in accordance with the Clawback Policy.

A full copy of the New Incentive Plan is attached to this Circular as Appendix D will be available for inspection at the Meeting.

Incentive Plan Resolution

To be effective, Incentive Plan Resolution must be passed, with or without amendment, by the affirmative vote of at least a simple majority of the votes cast in person or by proxy, at the Meeting. At the Meeting, Shareholders will be asked to pass an ordinary resolution approving the New Incentive Plan in the following form:

"RESOLVED, as an ordinary resolution, that:

1. The new omnibus equity incentive plan (the "New Incentive Plan") of Dolly Varden Silver Corporation (the "Company") as described in the management information circular of the Company dated May 22, 2025 is ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange, and shall thereafter continue and remain in effect until ratification is required pursuant to the rules of the TSX Venture Exchange or other applicable regulatory requirements.

2. The number of common shares of the Company reserved for issuance under the New Incentive Plan, together with the Company's other securities-based compensation plans in existence from time to time is 10% of the then issued and outstanding common shares of the Company.

3. The directors of the Company and any committee of the board of directors of the Company be and is hereby authorized to grant stock options and restricted share units pursuant to and subject to the terms and conditions of the New Incentive Plan to those eligible to receive stock options thereunder.

4. All unallocated options and restricted share units to acquire common shares of the Company, rights or other entitlements available under the New Incentive Plan are hereby approved and authorized.

5. The board of directors of the Company is authorized and directed to make any changes to the New Incentive Plan, if required by the TSX Venture Exchange.

6. Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions."

Management recommends that you vote "for" in respect of the Incentive Plan Resolution. Unless otherwise instructed, the proxies solicited by management will be voted for the approval of the New Incentive Plan.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting and further described above. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company has appointed a Compensation Committee and adopted a Compensation Committee Charter in order that the Compensation Committee may guide the compensation program. See Appendix B of this Circular for a full copy of the Compensation Committee Charter. The Board meets to discuss and determine management compensation, upon recommendation by the Compensation Committee, without reference to formal objectives, criteria or analysis.

The general objectives of the Company's compensation strategy are to:

(a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b) align management's interests with the long-term interest of shareholders;

(c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and

(d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a natural resource company without a history of earnings.

The Dolly Board, as a whole, ensures that total compensation paid to all Named Executive Officers (as defined below) is fair and reasonable. The Dolly Board relies on the experience of its members as officers and directors with other companies in assessing compensation levels.

The Dolly Board has considered the risks associated with the current compensation program and did not note any potential material adverse effects that could be caused by the current compensation program. No director or Named Executive Officer is permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of the Company's equity securities held directly or indirectly.

In 2022, the Company retained The Bedford Compensation Group ("Bedford"), a human resource consulting group, to assist the Company in establishing and maintaining an updated compensation program for management and Board as well as defining key performance measures. In April 2022, at Bedford's recommendation, the Company adopted a new compensation framework for management and directors so that the Company's compensation remains competitive among its peers. The framework allows the Board to exercise discretion in any given year based on the Company's specific circumstances but also links bonus compensation to key value building metrics for the Company.

In connection with the adoption of certain recommendations made by Bedford, the Company has developed an annual performance scorecard since 2022 as part of the new framework in order to incentivize the completion of key goals for the Company that are designed to build maximum investor value. At the discretion of the Board, employees of the Company, including Named Executive Officers, are entitled to receive annual cash bonuses based on the Company's short term performance.

The performance scorecard for the 2025 fiscal year that has been adopted by the Board is as follows:

Component	Weight	Key performance indicators
Financial & Strategic	20	Financial strength, work Plan effectively communicated to board & execution, budget adherence, cost management, growth
Market Capitalization	15	Market strength and shareholder return
Success of drilling and exploration program	20	Asset management, work plan execution, safety record, fuel safety, water quality compliance, waste management efficiency, energy consumption, emergency response time
Resource expansion	15	Grow resource inventory, de-risk existing resources
Sustainability	30	Community relations, industry relations, government relations, investor relations, internal controls, effective governance regulatory compliance rate, transparency, financial strength, health and safety, turnover
TOTAL	100

In order to facilitate the Board and the Compensation Committee's review of the Company's compensation program, the Company has adopted a peer group selected by Bedford with criteria designed to identify companies with whom we are most likely to compete for talent. The criteria includes factors such market capitalization, enterprise value, primary metal, stage, asset location, listing exchange and headquarters.

The peer group consisted of, AbraSilver Resource, Amex Exploration, Arizona Metals, Chesapeake Gold, Discovery Silver, First Mining Gold, Northern Dynasty, Probe Gold, Reunion Gold, Troilus Gold, Vizsla Silver, and Western Copper and Gold.

The framework and peer group adopted above were used by the Company in 2023 and 2024 and were used by the Company in determining short-term incentive compensation for the year ended December 31, 2024.

Analysis of Elements

Base salary compensation is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his or her responsibilities to the best of their ability and in the best interests of the Company.

Short-term compensation awards, such as cash awards, are designed to award short term achievement of the Company as well as the completion of significant milestones and are dependent on corporate performance and consideration of the overall compensation package. The Company considers the granting of long-term awards such as Options and RSUs to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer's efforts to increase value for Shareholders without requiring the Company to use cash from its treasury. Options and RSUs are generally awarded to directors, officers, consultants and employees periodically at the discretion of the Dolly Board. The terms and conditions of the Company's Options granted prior to May 20, 2022 are governed by the 2021 Plan. The terms and conditions of the Company's Options and RSUs granted on or after May 20, 2022, including vesting provisions and exercise prices, are governed by the terms of the Company's Existing Option Plan and Existing RSU Plan, respectively.

The Dolly Board determines the amount for each element of pay after consulting with management, and in consideration of the objectives described above. Other than the objectives above, there is no set formula for determining each element, and decisions are subjective, but historical Option and RSU grant amounts are considered when setting new grant amounts. The Company considers the compensation of officers and directors to be a significant component of achieving long term Company objectives and success, while also managing cash flow, risk, and setting out an appropriate budget for each year while planning strategy.

Short-Term Compensation Awards

Employees of the Company, including Named Executive Officers, are entitled to the benefit of short-term incentive compensation dependent on Compensation Committee and Board approval. Cash awards are designed to reward short term achievements of the Company as well as the completion of significant milestones and are dependent on corporate performance and consideration of the overall compensation package. They are granted at the discretion of the Compensation Committee and the Board. Below the Company has set out its performance scorecard for the 2023 and 2024 financial years, which were developed with the input of the Bedford Group in early 2023. During the 2023 and 2024 years the Company was able to increase market capitalization, find a new discovery and complete the largest exploration program in the Companies history to December 31, 2023. The table below also includes management's assessed performance in each of the 2023 and 2024 financial years against the performance criteria.

Components	Description	Actual 2023	Actual 2024
Financial / Operational Excellence	Compliance with corporate plan and budget. Effective corporate governance and management. Effective and diligent shareholder and investor communication program. Close and respectful relations with Nisga'a community.	20%	20%
Market Capitalization	Total Shareholder Return benchmarked on an annual basis against board approved peer group noted above.	20%	20%
Exploration /Development	Successful execution of yearly the exploration program and a new resource discovery.	30%	30%
Sustainability, Safety and Environment	Maintained strong corporate governance practices. Operate in an environmentally sustainable manner. Zero reportable environmental spills. Established positive communications with local stakeholders and governmental agencies and implemented community involvement programs. Create and maintain and safe work environment.	10%	10%
Discretionary	Discretionary allowance for board to be allocated based on overall performance of one or more members of the Company.	20%	20%
TOTAL		100%	100%

The Board assesses management's performance against the performance scorecard on an ongoing basis does not ultimately finalizes any short-term incentive grants for a given financial year until early in the following financial year.

After assessing the Company's performance in 2023 and 2024, the Compensation Committee recommended, and the Board approved, annual bonuses for the 2023 and 2024 financial years as detailed below that were paid in the 2024 and 2025 financial years.

Executive Officer	Year	Base Salary	STI Target (% of Base Salary)	Actual STI Awarded ($)	Actual STI (% of Base Salary)
President and Chief Executive Officer	2024 2023	355,000 330,000	80-120% 80-120%	360,000 300,000	121% 91%
Chief Financial Officer and corporate secretary	2024 2023	180,000(1) 120,000(1)	40-60% 40-60%	100,000 120,000	56% 100%
VP Exploration	2024 2023	267,500 255,000	40-60% 40-60%	135,000 200,000	50% 78%

(1) The amount estimated to be attributable to the CFO time is included. Total base salary paid to Fehr & Associates for accounting department, office and administration work, including the CFO, during the year ended December 31, 2024 was $301,736 (2023- $226,200)

Long-Term Compensation and Option-Based Awards

The Company has no long-term incentive plans other than the Existing Option Plan and the Existing RSU Plan (together, the "Incentive Plans"). The Company's directors, officers, employees and consultants are entitled to participate in the Incentive Plans. The Existing Option Plan is designed to encourage share ownership and entrepreneurship on the part of senior management, employees and other consultants. The RSU Plan is a further vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company; to recognize and reward their significant contributions to the long-term success of the Company including to align the interests of the Company's directors, officers, employees and consultants more closely with Shareholders The Dolly Board believes that the Incentive Plans align the interests of the Named Executive Officers and the Dolly Board with Shareholders by linking a component of executive compensation to the longer-term performance of the Common Shares.

Options to purchase Common Shares under the terms of the Existing Option Plan and RSUs under the terms of the RSU Plan are granted by the Dolly Board. In monitoring or adjusting the award allotments, the Dolly Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the Named Executive Officers and the Dolly Board. In addition to determining the number of Options or RSUs to be granted pursuant to the methodology outlined above, the Dolly Board also makes the following determinations:

  the parties who are entitled to participate in the Existing Option Plan or Existing RSU Plan;

  the exercise price for each Option granted;

  the date on which each Option or RSU is granted;

  the vesting period, if any, for each Option or RSU;

  the other material terms and conditions of each Option or RSU grant; and

  any re-pricing or amendment to an Option or RSU grant.

The Dolly Board makes these determinations subject to and in accordance with the provisions of the Incentive Plans. The Dolly Board reviews and approves grants of Options and RSUs periodically during the financial year.

Pursuant to the Incentive Plans, the Dolly Board grants Options and/or RSUs to directors, officers, employees and consultants as incentives. The number of Options or RSUs awarded to a Named Executive Officer is determined by their position and their potential future contributions to the Company. The exercise price and other terms of the Options or RSUs are determined by the Dolly Board in accordance the terms of the Existing Option Plan and Existing RSU Plan.

The executive officers and Board refer to the Compensation Committee with respect to setting or amending any equity incentive plans under which share-based or option-based awards are granted. The Compensation Committee carries out these responsibilities in accordance with the Compensation Committee Charter.

Developments Subsequent to Financial Year End

On February 28, 2025, the Company approved and granted short term incentive bonuses to its CEO, CFO and VP Exploration of $360,000, $100,000 and $135,000 respectively. These cash awards were issued to reward the CEO, CFO and VP Exploration for the Company's achievement in the financial year ended December 31, 2024. While not paid during the financial year ended December 31, 2024, these awards must be reflected as expenses incurred by the company in the 2024 financial year as they could be reasonably measured and determined for 2024.

On May 22, 2025, the Board approved the New Incentive Plan. The New Incentive Plan is intended to serve as the successor to the Company's Existing Incentive Plans, and to replace the Existing Option Plan and the Existing RSU Plan in their entirety. The New Incentive Plan is subject to approval from the shareholders by way of an ordinary resolution to be passed at the Meeting, and acceptance by the TSXV. For a detailed description of the provisions of the New Incentive Plan, please see "Particulars of Matters to be Acted Upon - Approval of New Omnibus Equity Incentive Compensation Plan" above.

Particulars of the Existing Option Plan

A summary of the material terms of the Existing Option Plan is provided below. This summary is qualified in its entirety by the full text of the Existing Option Plan. The full text of the Existing Option Plan is available on the Company's SEDAR+ profile online or a Shareholder can request a copy of the Existing Option Plan from the Company by email to accountant@dollyvardensilver.com. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the Existing Option Plan.

Administration: The Existing Option Plan shall be administered by the Board, or any committee of the Board appointed by the Board to administer the Existing Option Plan.

Number of Shares Reserved: The maximum number of Common Shares which may be issuable pursuant to outstanding Options granted under the Existing Option Plan and any other "rolling up to 10%" plans adopted by the Company (including the Existing RSU Plan), from time to time, shall be equal to a maximum of 10% of the total number of issued and outstanding Common Shares calculated on the date an Option is granted or issued. The Existing Option Plan is an "evergreen" plan meaning any exercise of Options will, subject to the overall limit described above, make new grants available under the Existing Option Plan resulting in a reloading of the number of Options available for grant.

Eligible Participants: Options shall be granted only to Directors, Officers, Employee, Management Company Employees or Consultants of the Company (or any of its subsidiaries) ("Eligible Participants"), an RRSP and RRIF established and controlled by an Eligible Participant or a company that is wholly owned by an individual Eligible Participant and provided that in each case, the Eligible Participant is an Eligible Participant at the time of the grant. Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted Options under Existing Option Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant.

Exercise Price: The exercise price of an Option shall be set when such Option is granted. The minimum exercise price per Common Share shall not be less than the "Discounted Market Price" (as defined in TSXV Policy 1.1 - Interpretations) allowed by the TSXV. Where the exercise price of an Option is at a discount to Market Price or where otherwise required under the TSXV Policies, all Options and any Common Shares issued under such Options exercised prior to the expiry of the Exchange Hold Period shall be legended with the Exchange Hold Period commencing on the date the Options were granted.

Cashless Exercise: The Existing Option Plan allows Option holders to elect to exercise vested Options on a cashless basis, if, at the time, the Company has engaged a brokerage firm to facilitate cashless exercises. Cashless exercise is a process whereby the selected brokerage firm will loan money to the exercising Option holder to exercise the applicable Options and then sell a sufficient number of the Common Shares underlying the exercised Options in order to repay the loan made to the exercising Option holder.

Maximum Term of Options: Options granted under the Existing Option Plan can be exercisable for a maximum of 10 years from the date of grant, subject to extension if the expiration date of an option falls within a black out period, then such expiration date will be automatically extended to the date which is the 10th business day following expiry of the black-out period.

Vesting of Options: Subject to the policies of the TSXV, an Option granted under the Existing Option Plan shall vest and may be exercised during the term of the Option in accordance with any vesting schedule as the Company may determine; however, Options issued to persons retained to provide Investor Relations Activities (as defined in TSXV Policy 1.1 - Interpretations) will be subject to a vesting schedule whereby no more than 25% of the Options granted may be vested in any three month period.

Maximum Options per Person: The number of Common Shares reserved for issuance to any one Eligible Participant pursuant to Options granted under the Existing Option Plan or awards under any other security based compensation plan during any 12-month period may not exceed 5% (or, in the case of a consultant, 2%) of the issued and outstanding Common Shares at the time of grant. The number of Common Shares reserved for issuance to Option holders who are engaged in Investor Relations Activities is limited to an aggregate of 2% of the issued and outstanding Common Shares at the time of grant. Unless the Company obtains disinterested shareholder approval in accordance with the Existing Option Plan and the policies of the TSXV, the maximum aggregate number of Common Shares that may be reserved for issuance to insiders of the Company under the Existing Option Plan or any other security based compensation plan; and the maximum aggregate number of Options granted to insiders of the Company under the Existing Option Plan or awards under any other security based compensation plan within a one- year period, may not exceed 10% of the issued and outstanding Common Shares as at the time of the applicable grant.

No Assignment: Options may not be assigned or transferred other than to an Eligible Participant's personal RRSP or RRIF accounts or a company wholly owned by an Eligible Participant. Any transfer or issuance to a personal RRSP, RRIF or wholly owned company will be subject to certain restrictions on transfer and control of those personal entities.

Termination Before Expiry: Generally, Options will expire and terminate on a date stipulated at the time of the Option grant. If the Eligible Participant is terminated resigns in any circumstance other than for cause or upon death, such Option holder's vested Options will expire 90 days following the date the Option holder ceases to be an Eligible Participant or on the expiry of such Option, whichever is earlier. The Company shall have discretion under the Existing Option Plan to extend the 90 day period in certain circumstances up to a maximum period of 12 months following the date the Option holder ceases to be an Eligible Participant. If an Eligible Participant is terminated for cause, such Options (vested or unvested) will terminate on the day of termination. If an Option holder dies, the vested Options of the deceased Option holder will be exercisable by his/her estate for a period not exceeding one year following the date of death or on the expiry of such Option, whichever is earlier.

Adjustments: The Existing Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of Options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or a rights offering, amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization. Notwithstanding the provisions of the Existing Option Plan, upon the occurrence of a consolidation, reorganization, merger, amalgamation, statutory arrangement or other arrangement, the Board shall have the discretion to accelerate the vesting provisions of the Options such that the Options shall be immediately exercisable and terminate immediately before the occurrence of such transaction.

Amendment and Termination of, and Amendments to, the Existing Option Plan: The Board may at any time, and from time to time, and without Shareholder approval, amend the Existing Option Plan to fix typographical errors or to clarify the existing provisions of the Existing Option Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the Existing Option Plan. Except as described below, any other amendment shall require the approval of the TSXV. Notwithstanding the foregoing and any TSXV approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the Existing Option Plan; (ii) amend the limitations on Options issuable to a single person; (iii) amend the provisions related to Option pricing or the method for determining the exercise price of Options; (iv) alter the definition of "Eligible Participant" or the Persons eligible to participate in the Existing Option Plan; (v) reduce the exercise price of any Option issued under the Existing Option Plan issued to an insider; (vi) extend the expiry date of any Option issued under the Existing Option Plan to an insider; or (vii) amend the expiry and termination provisions in the Existing Option Plan. The Company may amend the terms of an Option without the acceptance of the TSXV in the following circumstances, (i) to reduce the number of Common Shares under Option;

(ii) to increase the exercise price of an Option; or (iii) to cancel an Option.

Particulars of the Existing RSU Plan

A summary of the material terms of the Existing RSU Plan is provided below. This summary is qualified in its entirety by the full text of the Existing RSU Plan. The full text of the Existing RSU Plan is available on the Company's SEDAR+ profile online or a Shareholder can request a copy of the Existing Option Plan from the Company by email to accountant@dollyvardensilver.com. Unless otherwise specified, all capitalized terms used in the following summary have the same meanings as those given to such terms in the Existing RSU Plan.

Administration: The Existing RSU Plan shall be administered by the Board, or any committee of the Board appointed by the Board to administer the Existing RSU Plan.

Number of Shares Reserved: The maximum number of Common Shares which may be issuable upon vesting of outstanding RSUs granted under the Existing RSU Plan and any other "rolling up to 10%" plans adopted by the Company (including the Existing Option Plan), from time to time, shall be equal to a maximum of 10% of the total number of issued and outstanding Common Shares calculated on the date an RSU is granted or issued. The Existing RSU Plan is an "evergreen" plan meaning any vesting of an RSU will, subject to the overall limit described above, make new grants available under the Existing RSU Plan resulting in a reloading of the number of RSUs available for grant.

Eligible Participants: RSUs shall be granted only to Eligible Participants, an RRSP and RRIF established and controlled by an Eligible Participant or a company that is wholly owned by an individual Eligible Participant and provided that in each case, the Eligible Participant is an Eligible Participant at the time of the grant. Subject to the foregoing, the Board shall have full and final authority to determine the Eligible Participants who are to be allocated and granted RSUs under Existing RSU Plan. The Company and the Eligible Participant are responsible for ensuring and confirming that the Eligible Participant is a bona fide Eligible Participant. RSUs may not be granted to persons retained to provide Investor Relations Activities.

Vesting and Settlement of RSUs: Each RSU will vest on such terms as shall be specified by the Company at the time of granting the RSU. Except as otherwise provided in the Existing RSU Plan, no RSUs may vest before the date that is one year following the date it is granted or issued. An RSU may, but is not required to, have performance conditions attached to it. Once vested, an RSU shall be settled by the Company by a payment to the Eligible Participant in cash or in Common Shares in accordance with the election provided by the Eligible Participant and the Existing RSU Plan.

Maximum RSUs per Person: The number of Common Shares reserved for issuance to any one Eligible Participant pursuant to RSUs granted under the Existing RSU Plan or other awards under any other security based compensation plan during any 12-month period may not exceed 5% (or, in the case of a consultant, 2%) of the issued and outstanding Common Shares at the time of grant. The number of Common Shares reserved for issuance to Eligible Participants who are engaged in Investor Relations Activities is limited to an aggregate of 2% of the issued and outstanding Common Shares at the time of grant. Unless the Company obtains disinterested shareholder approval in accordance with the Existing RSU Plan and the policies of the TSXV, the maximum aggregate number of Common Shares that may be reserved for issuance to insiders of the Company under the Existing RSU Plan or any other security based compensation plan; and the maximum aggregate number of RSUs granted to insiders of the Company under the Existing RSU Plan or awards under any other security based compensation plan within a one-year period, may not exceed 10% of the issued and outstanding Common Shares as at the time of the applicable grant.

No Assignment: RSUs may not be assigned or transferred other than to an Eligible Participant's personal RRSP or RRIF accounts or a company wholly owned by an Eligible Participant. Any transfer or issuance to a personal RRSP, RRIF or wholly owned company will be subject to certain restrictions on transfer and control of those personal entities.

Termination Before Vesting: Subject to the Company's discretion to determine otherwise, if the Eligible Participant is terminated or resigns for any reason including upon death, any unvested RSUs shall be terminated as of such date and shall not thereafter continue to vest and any vested RSUs shall be settled within 30 days. If an RSU has performance vesting conditions which have not been satisfied at the time such Eligible Participant is terminated, then the RSU shall be considered unvested and terminate. If the Company exercises its discretion to allow the RSUs of a person who is no longer an Eligible Participant to continue vesting, such RSU must vest not later than 12 months following the date of termination.

Adjustments: The Existing RSU Plan contains provisions for adjustment in the number of Common Shares or other property issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or a rights offering, amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization. Notwithstanding the provisions of the Existing RSU Plan, upon the occurrence of a consolidation, reorganization, merger, amalgamation, statutory arrangement or other arrangement, the Board shall have the discretion to accelerate the vesting provisions of the RSUs such that the RSUs shall vest immediately before the occurrence of such transaction.

Amendment and Termination of, and Amendments to, the Existing RSU Plan: The Board may at any time, and from time to time, and without Shareholder approval, amend the Existing RSU Plan to fix typographical errors or to clarify the existing provisions of the Existing RSU Plan that do not substantively alter the scope, nature and intent of the provisions; or terminate the Existing RSU Plan. Except as described below, any other amendment shall require the approval of the TSXV. Notwithstanding the foregoing and any TSXV approval to an amendment, the Company may not do any of the following without disinterested shareholder approval: (i) amend the percentage of Common Shares issuable under the Existing RSU Plan; (ii) amend the limitations on RSUs issuable to a single person; (iii) alter the definition of "Eligible Participant" or the Persons eligible to participate in the Existing RSU Plan; (iv) amend the provisions of any RSU issued under the Existing RSU Plan issued to an insider where such amendment would result in a benefit to the insider; or (v) amend the expiry and termination provisions in the Existing RSU Plan. The Company may amend the terms of an RSU without the acceptance of the TSXV in the following circumstances, (i) to reduce the number of Common Shares under RSUs; (ii) to impose additional performance criteria or other vesting conditions; or (iii) to cancel an RSU.

Summary of Compensation

For the purposes of this Circular, "Named Executive Officer" means each of the following individuals:

(a) the chief executive officer ("CEO") of the Company;

(b) the chief financial officer ("CFO") of the Company;

(c) the most highly compensated executive officer, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for the year ended December 31, 2024; and

(d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity, on December 31, 2024.

Table of Compensation Excluding Compensation Securities for Directors and Named Executive Officers

During the financial year ended December 31, 2024, the Company had three Named Executive Officers: Shawn Khunkhun, President and CEO; Ann Fehr, CFO and Corporate Secretary of the Company; and Robert van Egmond, VP Exploration. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2024, and 2023. For the information concerning compensation related to previous years, please refer to the Company's previous information circulars available on its SEDAR+ profile at www.sedarplus.ca.

Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus1 ($)	Director Fee, Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All other Compensation ($)	Total Compensation ($)
Shawn Khunkhun2, President, CEO, Director	2024 2023	355,000 329,9972	360,000 300,0003	Nil Nil	Nil Nil	Nil Nil	787,000 629,997
Ann Fehr, CFO4	2024 2023	180,0003 120,0003	100,000 120,000	Nil Nil	Nil Nil	Nil Nil	280,000 240,000
Robert van Egmond, VP Exploration6	2024 2023	267,500 255,000	135,000 200,000	Nil Nil	Nil Nil	Nil Nil	402,500 455,000
Robert McLeod, Director	2024 2023	120,0005 120,0005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	120,000 168,000
Darren Devine, Director, Chairperson	2024 2023	Nil Nil	Nil Nil	75,550 68,300	Nil Nil	Nil Nil	75,550 68,300
James Sabala, Director	2024 2023	Nil Nil	Nil Nil	55,450 48,000	Nil Nil	Nil Nil	55,450 48,000
Forrester (Tim) Clark, Director	2024 2023	Nil Nil	Nil Nil	47,400 45,800	Nil Nil	Nil Nil	47,400 45,800
Michael Henrichsen Director	2024 2023	Nil Nil	Nil Nil	50,000 46,000	Nil Nil	Nil Nil	50,000 46,000

(1) Bonus amounts are reported during the fiscal year for which such amounts are earned notwithstanding that such amounts may have been determined and/or paid in the following financial year.

(2) Mr. Khunkhun does not receive any compensation for his role as a director of the Company.

(3) The Company entered into a consulting service agreement with S2K Capital Corp. and Mr. Shawn Khunkhun, the Chief Executive Officer and Director of the Company. Pursuant to this consulting agreement, Mr. Khunkhun is compensated at a rate of $30,000 per month effective as of April 1, 2024 (2023 - $28,333). The Company is required to pay an equivalent to 24 months' pay plus an average of any cash performance bonus paid to Mr. Khunkhun in the previous two completed financial years if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company. If the agreement is terminated for reasons other than event of default, the Company is required to pay a sum of equal to 12 months' pay to Mr. Khunkhun.

(4) The Company entered into a consulting service agreement with Fehr & Associates and Mrs. Ann Fehr, the Chief Financial Officer and Corporate Secretary of the Company. Pursuant to this consulting agreement, Fehr & Associates was the accounting and back-office team of the Company. Fehr & Associates was compensated an average of $25,144 (2023 - $18,850) per month with an estimated average of $16,000 (2023 - $10,000) per month related to the Chief Financial Officer services effective as of April 1, 2024. The Company is required to pay an equivalent to 12 months' pay to Ms. Fehr if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

(5) Paid to Linus Geological, a company owned by Robert McLeod for Project Geological Services.

(6) The Company entered into a consulting services agreement with Ravex Consulting, a business owned by Mr. van Egmond on May 1, 2018 pursuant to which Mr. van Egmond is compensated at a rate of $22,500 (2023 - $21,666) per month related to VP Exploration, effective as of April 1, 2024. The Company is required to pay an equivalent to 12 months' pay to Mr. van Egmond if the consulting agreement is terminated by either party absent an event of default during the twelve-month period following the date of a change in control of the Company.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

The following table discloses the particulars of all compensation securities granted or issued during the year ended December 31, 2024 for each Named Executive Officer and director.

Name and Position	Type of Compensation Security	Number of compensation securities, number of underlying securities, and percentage of class(2)	Date of Issue or Grant	Closing Price of Security or underlying security on date of grant ($)	Closing Price of Security or underlying security at year end ($)[1]	Expiry Date
Shawn Khunkhun, CEO, President and Director	RSU	93,000 11.73%	Apr 2, 2024	3.60	0.96	N/A
Ann Fehr, CFO & Corporate Secretary	RSU	19,250 2.43%	Apr 2, 2024	3.60	0.96	N/A
Robert van Egmond, VP Exploration	RSU	48,000 6.06%	Apr 2, 2024	3.60	0.96	N/A
Robert McLeod, Director	RSU	24,750 3.12%	Apr 2, 2024	3.60	0.96	N/A
Darren Devine, Director and Chairperson	RSU	37,000 4.67%	Apr 2, 2024	3.60	0.96	N/A
James Sabala, Director	RSU	27,250 3.44%	Apr 2, 2024	3.60	0.96	N/A
Tim Clark, Director	RSU	22,500 2.84%	Apr 2, 2024	3.60	0.96	N/A
Michael Henrichsen, Director	RSU	24,000 3.03%	Apr 2, 2024	3.60	0.96	N/A

(1) This amount is the closing market value of securities underlying the options on December 31, 2024, the last trading day of the Common Shares for the financial year, which was $0.96.

(2) The percentage is based on the total issued and outstanding shares of 317,006,326 at December 31, 2024. Securities are stated on a post-Consolidation basis

The following table discloses the total number of Stock Options held by the NEOs and directors as at the Company's financial year ended December 31, 2024.

Name & Position	Number of Options (1)	Exercise price ($) (1)	Vesting Provisions(1)
Shawn Khunkhun, President, CEO, Director	125,000 125,000 138,000	2.84 3.16 3.36	Fully vested Fully vested 46,000 vested, 46,000 vesting Apr 2, 2025 and 46,000 vesting Apr 2, 2026
Ann Fehr, CFO & Corporate Secretary	75,000 75,000 28,500	2.84 3.16 3.36	Fully vested Fully vested 9,500 vested, 9,500 vesting Apr 2, 2025 and 9,500 vesting Apr 2, 2026
Robert van Egmond, VP Exploration	50,000 75,000 71,500	2.84 3.16 3.36	Fully vested Fully vested 23,833 vested, 23,833 vesting Apr 2, 2025 and 23,834 vesting Apr 2, 2026
Darren Devine, Chairperson and Director	37,500 62,500 62,500 54,250	1.00 2.84 3.16 3.36	Fully vested Fully vested Fully vested 18,083 vested, 18,083 vesting Apr 2, 2025 and 18,083 vesting Apr 2, 2026
James Sabala, Director	50,000 50,000 40,000	2.84 3.16 3.36	Fully vested Fully vested 13,333 vested, 13,333 vesting Apr 2, 2025 and 13,334 vesting Apr 2, 2026
Robert McLeod, Director	7,500 50,000 125,000 36,500	1.00 2.84 3.16 3.36	Fully vested Fully vested Fully vested 12,167 vested, 12,167 vesting Apr 2, 2025 and 12,167 vesting Apr 2, 2026
Forrester (Tim) Clark, Director	62,500 33,000	3.16 3.36	Fully vested 11,000 vested, 11,000 vesting Apr 2, 2025 and 11,000 vesting Apr 2, 2026
Michael Henrichsen, Director	62,500 35,500	3.16 3.36	Fully vested 11,833 vested, 11,833 vesting Apr 2, 2025 and 11,833 vesting Apr 2, 2026

(1) Stated on a post-Consolidation basis

Exercise of Compensation Securities by Directors and NEOs

The following table discloses the total number of Stock Options exercised by directors or Named Executive Officers during the most recently completed financial year ending December 31, 2024.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised (1)	Exercise price per security ($)(1)	Date of exercise	Closing price per security on date of exercise ($)(1)	Difference between exercise price and closing price on date of exercise ($)(1)	Total value on exercise date ($)
James Sabala Director	Stock Options	12,500	1.20	April 17, 2024	3.68	2.48	31,000

Robert van Egmond, VP Exploration	Stock Options	12,500	1.20	May 13, 2024	3.64	2.44	30,500
		25,000	1.20	October 30, 2024	5.24	4.04	101,000

Ann Fehr, CFO & Corporate Secretary	Stock Options	30,000	1.00	May 30, 2024	4.68	3.68	110,400

Robert McLeod, Director	Stock Options	25,000	1.00	June 24, 2024	4.00	3.00	75,000
		62,500	1.00	October 22, 2024	5.60	4.60	287,500

Shawn Khunkhun, President, CEO, Director	Stock Options	500,000	1.00	October 30, 2024	5.24	4.24	2,120,000

Darren Devine Director, Chairperson	Stock Options	12,500	1.20	December 11, 2024	4.24	3.04	38,000

(1) Stated on a post-Consolidation basis

The following table discloses the total number of RSUs held by Named Executive Officers and directors that vested and were settled in Common Shares during the most recently completed financial year ending December 31, 2024

Vesting of RSU by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities vested	Value on the Vesting date	Vested Date
Shawn Khunkhun, CEO, President and Director	RSU	52,813	2.76	February 24, 2024

Ann Fehr, CFO & Corporate Secretary	RSU	19,667	2.76	February 24, 2024

Robert van Egmond, VP Exploration	RSU	25,352	2.76	February 24, 2024

Robert McLeod, Director	RSU	16,491	2.76	February 24, 2024

Darren Devine, Director and Chairperson	RSU	18,944	2.76	February 24, 2024

James Sabala, Director	RSU	13,380	2.76	February 24, 2024

Tim Clark, Director	RSU	12,254	2.76	February 24, 2024

Michael Henrichsen, Director	RSU	12,324	2.76	February 24, 2024

Hedging by NEOs or Directors

The Company has no policy with respect to NEOs or directors purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with retirement.

EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not to any substantial degree by any other person with whom the Company has contracted, other than the following:

1. Pursuant to the consulting agreement dated February 18, 2020 between the Company and S2K Capital Corp., of Tsawwassen, BC, a company wholly owned by Shawn Khunkhun (the "S2K Agreement"), S2K Capital Corp. provides CEO and President services to the Company. S2K Capital Corp. is engaged in the business of mineral exploration and development. Under the terms of the S2K Agreement, the Company paid to S2K Capital Corp. a monthly consulting fee of $30,000 (2023 - $28,333) plus applicable GST, as amended by the board from time to time. The Company or S2K Capital Corp. may terminate the S2K Agreement at any time in accordance with the terms and conditions of the S2K Agreement provided 90 days prior written notice has first been provided to the Company or reasonable notice has been provided to S2K Capital Corp., as applicable. S2K Capital Partners was not indebt to the Company during the Company's last completed financial year and is not indebt to the Company as of the date hereof.

2. Pursuant to the agreement dated February 24, 2020 between the Company and Fehr & Associates of Vancouver, BC, a company wholly- owned by Ann Fehr (the "Fehr Agreement"), Fehr & Associates provides CFO services and outsourced accounting department services for the Company, which includes ongoing technical accounting support for regulatory filings and day-to-day corporate secretary, administration and bookkeeping services. Under the terms of the Fehr Agreement, the Company paid to Fehr and Associates an average monthly fee of $25,144 (2023 - $19,067) per month for CFO and costs related to the controller, bookkeeper and administrative services, as amended by the board from time to time. Of the amounts paid to Fehr & Associates, $16,667 per month was deemed to be related to CFO services and included in management fees expense, effective April 1, 2024). The fee covers four Fehr & Associates staff and their related costs, including Ms. Fehr. The bookkeeper works approximately 75% of her time with the Company, the Controller works 20% of his time and the assistant corporate secretary works 10% of her time for the Company. The hourly fees for out-of-scope work are $75 for bookkeeping services and junior admin, $125 for senior admin/governance support, $110-125 for Financial Statement preparation & special reports,

$150 for Taxation. Fehr & Associates was not indebted to the Company during the Company's last completed financial year and is not indebt to the Company as of the date hereof.

3. Pursuant to the agreement dated May 1, 2018 between the Company and Robert van Egmond of Ravex Consulting, a business wholly-owned by Mr. van Egmond (the "Ravex Agreement"), Mr. van Egmond performed duties of Chief Geologist of the Company until July 13, 2022 and thereafter performs duties of VP Exploration. Under the terms of the agreement the company paid to Ravex Consulting a monthly fee of $23,333 (2022 - $21,250), as amended by the Board from time to time.

TERMINATION AND CHANGE OF CONTROL BENEFITS

S2K AGREEMENT

Under the terms of the S2K Agreement, in the event of death or as a result of termination due to disability, Mr. Khunkhun's Stock Options which have not vested, will vest immediately and the Company will pay any accrued and unpaid Consulting Fees (as defined in the S2K Agreement), pro-rated to the termination and reimbursement for any un-reimbursed expenses incurred through to the termination date.

In the event that the S2K Agreement is terminated by the Company for an Event of Default (as defined in the S2K Agreement), Mr. Khunkhun shall not be entitled to any Consulting Fees or other compensation, other than for amounts otherwise due and owing up to the termination date, and all of Mr. Khunkhun's Stock Options shall terminate and shall become null and void as of the termination date.

If the S2K Agreement is terminated by the Company (other than for an Event of Default or in the event of death, then the Company shall pay Mr. Khunkhun a lump sum amount equal to twelve (12) months of the Consulting Fee, which amount is payable within 30 days of the termination date. Immediately effective on the termination date, the Consultant's Stock Options which have not vested shall vest immediately. Based on the assumption that the triggering event occurred on December 31, 2024, the estimated incremental payment to Mr. Khunkhun, under the foregoing provision, would have been $360,000.

In the event of a Change of Control (as defined in the S2K Agreement) in the 12-month period following the Change of Control, the Company shall pay Mr. Khunkhun a fee equal to twenty-four (24) times the monthly Consulting Fee plus the simple average of any cash performance bonus paid to Mr. Khunkhun in the previous two (2) completed financial years, if any, which amount is payable within 30 days of the termination date. Mr. Khunkhun may immediately terminate the S2K Agreement at any time within twelve (12) months of a Change of Control by giving the Company written notice of such termination. In such case, the Company shall pay Mr. Khunkhun on the Termination Date an amount equal to the amount set out above. Based on the assumption that the triggering event occurred on December 31, 2024, the estimated incremental payment to Mr. Khunkhun, under the foregoing provision, would have been approximately $1,380,000. Mr. Khunkhun shall have three (3) months from the date on which the Company delivers a notice of termination to him or he delivers notice of termination to the Company pursuant to the Change of Control section of the S2K Agreement, as applicable, to exercise the Mr. Khunkhun's Stock Options which have vested, subject to the terms of the Existing Option Plan, failing which such Stock Options shall terminate and become null and void.

FEHR AGREEMENT

Under the terms of the Fehr Agreement, in the event of early termination, for whatever reason, the Company will be invoiced for time and expenses incurred up to the end of the notice period together with reasonable time and expenses incurred to bring the engagement to a close in a prompt and orderly manner. In the event of a Change of Control the Company shall pay Ms. Fehr a termination fee equal to twelve (12) months of the base fee. Based on the assumption that the triggering event occurred on December 31, 2024, the estimated incremental payment to Ms. Fehr, under the foregoing provision, would have been approximately $200,000.

RAVEX AGREEMENT

Under the terms of the Ravex Agreement, in the event of death or as a result of termination due to disability, Mr. van Egmond's Stock Options which have not vested, will vest immediately and the Company will pay any accrued and unpaid Consulting Fees (as defined in the Ravel Agreement), pro-rated to the termination and reimbursement for any un-reimbursed expenses incurred through to the termination date.

In the event that Ravex Agreement is terminated by the Company for an Event of Default (as defined in the Ravex Agreement), Mr. van Egmond shall not be entitled to any Consulting Fees or other compensation, other than for amounts otherwise due and owing up to the termination date, and all of Mr. van Egmond's Stock Options shall terminate and shall become null and void as of the termination date.

If the Ravex Agreement is terminated by the Company (other than for an Event of Default or in the event of death, then the Company shall pay Mr. van Egmond a lump sum amount equal to one (1) month of the Consulting Fee plus one month per completed year of service counting from the date of the original agreement on January 1, 2017 to a maximum of twelve months, which amount is payable within 30 days of the termination date. Immediately effective on the termination date, the Consultant's Stock Options which have not vested shall vest immediately. Based on the assumption that the triggering event occurred on December 31, 2024, the estimated incremental payment to Mr. Van Egmond, under the foregoing provision, would have been $233,333.

In the event that the Ravex Agreement is terminated other than for an Event of Default in the 12-month period following a Change of Control (as defined in the Ravex Agreement), the Company shall pay Mr. van Egmond a fee of

$170,000. Mr. van Egmond may immediately terminate the Ravex Agreement at any time within twelve (12) months of a Change of Control by giving the Company written notice of such termination. Mr. van Egmond shall have three

(3) months from the date on which notice of termination is delivered to Mr. van Egmond to exercise stock options, failing which such stock options shall terminate and become null and void.

Other than as set out above, there are no compensatory plans or arrangements, with respect to any Named Executive Officer, resulting from the resignation, retirement or any other termination of employment of the officer or from a change in control of the Company or a change of any Named Executive Officer's responsibilities following a change of control.

DIRECTOR COMPENSATION

As at the date of this Circular, the Company has six directors, one of whom is also a Named Executive Officer.

The Company adopted a set of standard fees for independent director activities on December 2, 2016 pursuant to which directors are compensated by the Company for their services as directors, for committee participation, or for involvement in special assignments including special committees, and the granting from time to time of incentive stock options in accordance with the policies of the TSXV. In April 2024 the Board approved a 19% increase in directors fees. Each independent director is entitled to $4,717 per month. The Chairperson of the Dolly Board is entitled to a further $1,683 per month. Each Chair of a Committee are entitled to a further $417 per month and each member of a committee is entitled to $150 per month. The Chair of the Audit Committee is entitled to a further $417 per month and members of Audit Committee are entitled to a further $150 per month. The Chair of the Technical Committee is entitled to a further $167 per month. The Dolly Board reviews the compensation of directors annually, taking into consideration any recommendations made by the Compensation Committee.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2024 regarding the number of Common Shares to be issued pursuant to the 2021 Plan, the Option Plan and the RSU Plan. The Option Plan and the RSU Plan were approved by the Company on May 20, 2022 and by Shareholders on June 22, 2022. See "Particulars of Matters to be Acted Upon - 4-Incentive Stock Option Plan" and "Particulars of Matters to be Acted Upon - 5-Restricted Share Unit Plan" above for further information.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, or rights (1) (a)	Weighted average exercise price of outstanding options, warrants, or rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1) (c)
Equity compensation plans approved by securityholders	2,398,437 upon exercise of Stock Options	3.14
	638,198 upon exercise of RSUs	N/A	4,888,523
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,036,635	3.14	4,888,523

(1) Stated on a post-Consolidation basis

The number of stock options and RSUs available for future issuance is a rolling 10% calculated as 0.1 multiplied by the number of Common Shares issued and outstanding on any given date.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time since the commencement of the Company's last completed financial year was a director, executive officer or senior officer of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person, other than amounts not exceeding $50,000 for travel advances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company, other than as disclosed below. An "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed, or otherwise acquired any of its securities, so long as it holds any of its securities.

CORPORATE GOVERNANCE

The following is a summary of the Company's corporate governance disclosure required by Form 58-101F2 of National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Dolly Board

The Dolly Board, at present, is composed of six directors. Mr. Shawn Khunkhun, President and CEO, by reason of his office, is not independent. Mr. Robert McLeod is the owner of a company that provides project geological services to the Company, and is also therefore not considered independent under the definition of "independence" in the applicable securities legislation. In determining whether a director is independent, the Dolly Board chiefly considers whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. The remaining four directors are considered to be "independent" under NI 58-101.

The Dolly Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Dolly Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Dolly Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff, and complying with applicable regulatory requirements. The Dolly Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans, and annual operating plans.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Name of Other Reporting Issuer (or Equivalent in Foreign Jurisdiction)
Shawn Khunkhun	StrikePoint Gold Inc., Gladiator Metals Corp. (formerly Cairo Resources Inc.), Goldshore Resources Inc. (formerly Sierra Madre Developments Inc.)
Darren Devine	Chakana Copper Corp., Gladiator Metals Corp. (formerly Cairo Resources Inc.)
James Sabala	Cascadia Minerals Ltd., Thunder Mountain Gold Inc.
Robert McLeod	Blackwolf Copper and Gold, Nations Royalty Corp. , Venerable Ventures Ltd., Mabel Ventures Inc (formerly Aardvark Ventures Inc) , NexGold Mining Corp.
Forrester (Tim) Clark	Fury Gold Mines Limited
Michael Henrichsen	Goldshore Resources Inc., Premier American Uranium Inc.

Unless otherwise indicated, each of the reporting issuers is listed on the TSXV.

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Dolly Board.

Ethical Business Conduct

The Dolly Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Dolly Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Dolly Board in which the director has an interest, have been sufficient to ensure that the Dolly Board operates independently of management and in the best interests of the Company. The members of the Dolly Board sign a code of conduct acknowledgement form on joining the Dolly Board and agree to follow the Code of Conduct and Ethics policy adopted by the Dolly Board in 2015 then amended in 2022 and 2025. They each confirm annually that they are in compliance with the Code of Conduct and Ethics policy.

Nomination of Directors

The Dolly Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at its annual general meeting of Shareholders, taking into account the number required to carry out the Dolly Board's duties effectively and to maintain diverse views, skills, and experience. The Company's nominating and corporate governance committee (the "NCG Committee") has responsibility for identifying potential Board candidates. There is no set process for identifying new candidates, but a pool of candidates may be generated using the existing network of the Dolly Board members, a search firm, or any other method that the Dolly Board may choose. Mr. James Sabala and Mr. Darren Devine are independent members of the NCG Committee. Mr. Robert McLeod is not considered independent under applicable securities laws. Subsequent to December 31, 2024 Mr. McLeod ceased to be a member of the NCG Committee.

Compensation

All compensation matters are dealt with by the Dolly Board, based upon recommendations by the Compensation Committee.

To determine compensation payable, the Compensation Committee reviews compensation paid to directors, CEOs and CFOs of companies of similar size and stage of development. The Compensation Committee determines appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management, while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee, with input from the Nominating and Governance Committee annually reviews the performance of the CEO and CFO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

All Compensation Committee members are independent directors. The Compensation Committee is made up of the following members, all of whom have relevant experience in dealing with compensation matters:

• Darren Devine (Chair). Mr. Devine is the principal of CDM Capital Partners, a firm that provides corporate finance advisory services to private and public companies. Mr. Devine also acts as a director and/or officer to a number of junior public companies in the natural resource and technology sectors. In addition, he is currently an active member of the TSXV's Local Advisory Committee. Mr. Devine previously qualified as a barrister and solicitor in British Columbia and in England & Wales and prior to founding CDM Capital Partners, practiced exclusively in the areas of corporate finance and securities law.

• James Sabala. Prior to his retirement in May, 2016, Mr. Sabala was Senior Vice President and Chief Financial Officer of Hecla Mining Corporation, a silver, gold, lead and zinc mining company with operations throughout North America and Mexico. Mr. Sabala was appointed Chief Financial Officer in May 2008 and Senior Vice President in March 2008. Prior to his employment with Hecla Mining Company, Mr. Sabala was Executive Vice President - Chief Financial Officer of Coeur d'Alene Mines Corporation from 2003 to February 2008. Mr. Sabala also served as Vice President-Chief Financial Officer of Stillwater Mining Company from 1998 to 2002. Mr. Sabala has served as a director of Arch Coal from February 2015 to October 2016. Mr. Sabala graduated from the University of Idaho with a B.S. Business, Summa Cum Laude in 1978.

• Forrester (Tim) Clark. Mr. Clark is CEO & Director of Fury Gold Mines Ltd. and brings 23 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he provided corporate strategy, peer and financial analysis and insights for corporations within the materials, commodities and mining sectors. Subsequent to December 31, 2024 Mr. Clark ceased to be a member of the Compensation Committee.

The compensation program for the senior management of the Company is designed within this context with a view that the level and form of compensation achieves certain objectives including attracting and retaining qualified executives, motivating the short and long-term performance of the executives, and aligning the interests of the executives with those of the Shareholders.

The Compensation Committee may seek independent compensation advice where appropriate from external consultants in order to assist it in assessing executive remuneration levels and aligning directors and executive remuneration packages with comparable market compensation. The Compensation Committee has engaged the Bedford Group for external advice on executive and director compensation matters.

Sustainability, Safety & Environment Committee

The Company's Sustainability, Safety & Environment Committee supports the Company's on-going commitment to health and safety, corporate social responsibility, environmental sustainability, philanthropy, reputation, diversity, equity and inclusion, community issues and other public policy matters relevant to the Company.

Committees of the Dolly Board

The Dolly Board has appointed an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Sustainability, Safety & Environment Committee, the current members of which are as follows:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Sustainability, Safety & Environment
James Sabala (Chair)	Darren Devine (Chair)	Darren Devine (Chair)	Robert McLeod (Chair)

Forrester (Tim) Clark	James Sabala	James Sabala	Shawn Khunkhun

Darren Devine			Michael Henrichsen

Robert van Egmond (VP Exploration)

A description of the function of the Audit Committee can be found in this Circular under "Audit Committee." See Appendix C of this Circular for a full copy of the Nominating and Corporate Governance Committee Charter.

The Dolly Board also has appointed an ad hoc Technical Committee that has Michael Henrichsen as Chair, Robert McLeod, and Robert Davidson, the representative of Hecla appointed to the Technical Committee. The Technical Committee meets at least once per year, and more often as needed, to discuss the exploration program.

Assessments

The Dolly Board considers and assesses the effectiveness of its committees annually. The effectiveness of the Dolly Board and individual directors are assessed periodically. As the Company grows, the Dolly Board will consider adopting additional formal procedures for evaluating director and committee performance.

AUDIT COMMITTEE

As at the date of this Circular, the Audit Committee is composed of James Sabala, Forrester (Tim) Clark, and Darren Divine. Each member of the Committee is "independent" and "financially literate." Under this heading, the Company is including the disclosure required by Form 52-110F2 of National Instrument 52-110 - Audit Committees ("NI 52- 110"). The text of the Audit Committee Charter is attached in Appendix A.

The Dolly Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Relevant Education and Experience

Member	Independent/ Not Independent(1)	Financially Literate/ Not Financially Literate(1)	Relevant Education and Experience
James Sabala (Chair)	Independent	Financially Literate	Previously served as CFO for Hecla.
Forrester (Tim) Clark	Independent	Financially Literate	Has 25 years of global capital markets experience with numerous US, European and Canadian banks.
Darren Devine	Independent	Financially Literate	Principal of CDM Capital Partners, a firm that provides corporate finance advisory services to private and public companies.

(1) As defined in NI 52-110.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Dolly Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has determined that it intends to continue to rely on the exemptions contained in Sections 2.4 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total amount of fees payable to the auditor in the fiscal year in which the non-audit services were provided. The Company has not relied, and does not intend to rely, on Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Under Section 5 (b)(c) and (d) of Form 51-110F2, the Company has not relied on any of the following exemptions:

(b) the exemption in subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer),

(c) the exemption in subsection 6.1.1(5) (Events Outside Control of Member),

(d) the exemption in subsection 6.1.1(6) (Death, Incapacity or Resignation)

Pre-Approval Policies and Procedures

The Company has a procedure to bring to the Audit Committee any requests in advance of the engagement of non- audit services. The Audit Committee will review the engagement of non-audit services as required if they will exceed 5% of the total fees payable to the auditor.

External Auditor Service Fees (By Category)

Audit Fees

The aggregate fees billed by the Company's external auditor for the financial year ended December 31, 2024 for audit and assurance and related services were approximately $75,000 (2023 - $50,000).

Audit-Related Fees

The aggregate fees billed by the Company's external auditor for the financial year ended December 31, 2024 for audit related services were $30,366 (2023 - 24,293). Audit related fees were for services related to limited procedures performed by the Company's auditors related to interim reports as well as services provided in connection with statutory and regulatory filings.

Tax Fees

The aggregate fees billed for tax compliance, tax advice, and tax planning services by the Company's external auditor for the financial year ended December 31, 2024 were $51,500 (2023 - 29,100).

All Other Fees

The aggregate fees billed by the Company's external auditor for the financial year ended December 31, 2024 for other services were $27,329 (2023 - $41,231).

Exemption

The Company is relying on the exemption provided in Section 6.1 of NI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this Circular.

ADDITIONAL INFORMATION

Additional information, including the Annual Information Form dated April 30, 2025, relating to the Company is available on its SEDAR+ profile at www.sedarplus.ca. Shareholders may contact the Company at (604) 375-5578 to request copies of the Company's consolidated financial statements and MD&A.

Financial information is provided in the Company's comparative annual audited consolidated financial statements and related MD&A for its most recently completed year, which are filed on SEDAR+ and on the Company's website.

DATED this 22nd day of May, 2025.

ON BEHALF OF THE BOARD

"Shawn Khunkhun"

CEO, President and Director

APPENDIX "A"
AUDIT COMMITTEE CHARTER

Objectives

The Audit Committee will assist the Board of Directors by fulfilling its oversight responsibilities for:

1. the accounting and financial reporting process;

2. the system of internal control over financial reporting;

3. the audit process;

4. compliance with legal and regulatory requirements; and

5. the processes for identifying, evaluating and managing the company's principal risks impacting financial reporting.

Membership

The Board of Directors shall appoint annually from among its members an Audit Committee to hold office for the ensuing year or until their successors are elected or appointed.

The Board of Directors may from time to time designate one of the members of the Audit Committee to be the Committee Chair and, unless otherwise determined by the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee.

The Audit Committee shall be composed of at least three directors, and not more than five directors.

Each member of the Audit Committee must meet the independence and financial literacy requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "Applicable Rules") unless an exemption or exception under the Applicable Rules is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under the Applicable Rules) from, or be an "affiliated person" (as such term is defined under the Applicable Rules) of, the Corporation or any subsidiary of the Corporation unless an exemption or exception under the Applicable Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years unless an exemption or exception under the Applicable Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement.

At least one member of the Audit Committee must be financially sophisticated, as defined in the Applicable Rules, in that they have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities. An "audit committee financial expert" such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K under the United States Securities Exchange Act of 1934) is presumed to qualify as financially sophisticated.

Meetings and Participation

The Audit Committee shall meet at least once per quarter, or more frequently as circumstances dictate.

Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee. The auditors shall be entitled to attend all meetings and be heard thereat.

Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. The agenda will be set by the Audit Committee Chair in consultation with other members of the Audit Committee, the Board of Directors and senior management.

No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present. A quorum for meetings of the Audit Committee is a majority of its Members.

The Audit Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Audit Committee members and available as soon as possible to the Board of Directors.

Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the following duties and powers, without limiting these duties and powers, the Audit Committee shall:

(a) Financial Reporting

  Review and recommend for approval to the Board of Directors the annual Financial Statements and the annual MD&A.

  Review the Annual Report, if prepared, for consistency with the financial disclosure referenced in the annual Financial Statements.

  Be satisfied as to the adequacy of procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from annual or quarterly financial statements and periodically assess the adequacy of such procedures.

  Review and approve (or make recommendations to the Board with respect to) quarterly financial statements and the quarterly MD&A.

  Review significant issues affecting financial reports.

  Review emerging IFRS developments and changes to accounting policies that could affect the financial disclosures of the Corporation.

  Understand how management develops interim financial information and the nature and extent of external audit involvement.

  In review of the annual and quarterly financial statements, discuss the quality of the Corporation's accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

  Review any draft profit or loss press releases, if any, before they are publicly disclosed by the Company, in the form not materially different than circulated.

  Review and approve any earnings guidance to be provided by the Corporation.

(b) Internal and Disclosure Controls

  Consider the effectiveness of the Corporation's internal controls over financial reporting and related information technology security and control.

  Review and discuss corporate signing authorities and modifications thereto.

  Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

  Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor's management letter resulting from control evaluation and testing.

  Establish and maintain complaint procedures regarding the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

  Establish and maintain procedures regarding the the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

  Review with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

  Review with the Chief Executive Officer and the Chief Financial Officer the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

  Discuss with the Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Instrument 52-109.

  Approve all related party transactions in advance; materiality is set at $1 for such matters, excluding expense reimbursements made in the normal course of business.

(c) External Audit

  Subject to the appointment of the Corporation's external auditor by the Corporation's shareholders, be directly responsible for the appointment, compensation, retention, and oversight of the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Audit Committee.

  Through direct communication with the external auditor, receive and review the audit plans, scope and proposed audit fees.

  Annually review the independence of the external auditors by receiving a written report from the independent auditor detailing all relationships between them and the Corporation, consistent with the requirements of the Public Company Accounting Oversight Board, actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors, and taking appropriate action to oversee the independence of the external auditors.

  Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

  Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within IFRS that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

  Receive an annual report from the auditors describing the audit firm's internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the firm, and any steps taken to deal with any such issues.

  Ensure regular rotation of the lead partner and reviewing partner.

  Evaluate the performance of the external auditor and the lead partner annually.

  Separately meet with the auditors, apart from management, at least once a year.

(d) Non-Audit Services

  Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    The aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;
    Such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and
    Such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee. Provided pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

 Pre-approvals that comply with the above-described requirements may be granted by any one member of the Audit Committee.

(e) Risk Management

  Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

  Ensure that Directors and Officers insurance is in place.

  Review and approve corporate investment policies for recommendation to the Board of Directors.

  Assess, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board of Directors.

(f) Other Responsibilities and Matters

  Report through its Chair to the Board of Directors following meetings of the Audit Committee.

  Review annually the adequacy of the Charter and confirm that all responsibilities have been carried out.

  Evaluate the Audit Committee's and individual member's performance on and report annually to the Board the result of its annual self-assessment.

  Discuss the Corporation's compliance with tax and financial reporting laws and regulation, if and when issues arise.

  Establish and maintain complaint procedures for the confidential anonymous submission of concerns regarding any questionable Corporate matters.

  Review and oversight over related party transactions.

Authority and Funding

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, compensation to any advisers employed by the Audit Committee, and ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Appendix A - To Audit Committee Charter

Procedures for the Submission of Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters

1. The Corporation shall forward to the Audit Committee of the Board of Directors any complaints that it has received regarding accounting, internal accounting controls, or auditing matters.

2. Any employee of the Corporation may submit an email directly to the audit committee Chair at audit@dollyvardensilver.com, on a confidential, anonymous basis if the employee so desires. Alternatively, any concerns could be submitted in writing and forwarding them in a sealed envelope to:

Attention: Chair of the Audit Committee
Dolly Varden Silver Corporation

Suite 3123 - 595 Burrard Street
Vancouver, British Columbia, V6C 3B5

The envelope is to be clearly marked, "To be opened by the Audit Committee only." Any such envelopes shall be forwarded promptly to the Chair of the Audit Committee.

3. At each of its meetings following the receipt of any information pursuant to this Appendix, the Audit Committee shall review and consider any such complaints or concerns and take any action that it deems appropriate in the circumstances.

4. The Audit Committee shall retain any such complaints or concerns along with the material gathered to support its actions for a period of no less than seven years. Such records will be held on behalf of the Audit Committee by the Audit Committee Secretary.

5. Appendix A shall appear on the Corporation's website as part of this Charter.

_______________

APPENDIX "B" COMPENSATION COMMITTEE CHARTER

1. Purpose

The purpose of the Compensation Committee is to:

(a) review and approve the corporate goals and objectives relevant to the determination of the CEO's compensation, evaluate the CEO's performance in light of those corporate goal and objectives, and make recommendations to the Board with respect to the CEO's compensation level based on this evaluation;

(b) make recommendations to the Board with respect officer compensation, director compensation, incentive compensation plans and equity-based plans to insiders;

(c) review executive compensation disclosure before the Corporation publicly discloses this information;

(d) establish and maintain a succession plan for the CEO and CFO as well as oversee the Corporation's overall execution succession planning strategy;

(e) establish policies and procedures designed to identify and mitigate risks associated with the Corporation's compensation policies and practices; and

(f) ensure that human resources management is consistent with the Corporation's Code of business conduct, sustainability and ethics policy (the "Code") objectives, including the Companies related KPI.

2. Composition and Qualification

(a) Where possible, the Compensation Committee shall consist of a minimum of two directors.

(b) All members of the Compensation Committee shall be independent directors as defined in applicable Canadian and United States corporate and securities laws and stock exchange rules and policies (collectively, the "Applicable Rules") unless an exception or exemption under the Applicable Rules is available.

(c) The Board must affirmatively determine the independence of the members of the Compensation Committee under the Applicable Rules. In making such determination, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation which is material to that director's ability to be independent from management in connection with the duties of a Committee member, including, but not limited to: (A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (B) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

(d) For greater certainty, the CEO shall not be a member of the Compensation Committee.

3. Member Appointment and Removal

(a) The Compensation Committee members are appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee after consultation with the Chairman and the Lead Independent Director (if any) and with consideration of the desires of individual Board members.

(b) Consideration will be given to rotating the Compensation Committee members periodically.

(c) The Compensation Committee Chairman is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee.

(d) The Board may at any time remove a member from the Compensation Committee.

4. Meetings

The Compensation Committee will meet at least once annually, or more frequently as circumstances may warrant. The Compensation Committee may meet with, and receive reports from, management.

A quorum for the transaction of business at all meetings of the Compensation Committee shall be a majority of members.

Notwithstanding anything contrary set forth herein, the CEO may not be present for any portion of any meeting of the Compensation Committee at which the compensation of the CEO is deliberated or voted upon.

5. Position Description and Responsibilities for Chairman

The Chairman of the Compensation Committee shall be an independent director appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee on an annual basis following the election of the Directors at the Corporation's Annual General Meeting of shareholders.

The Chairman shall:

(a) work with the Chairman of the Board and the Lead Independent Director (if any), and manage the Compensation Committee, in a manner that ensures these relationships are effective and efficient and furthers the best interests of the Corporation;

(b) act as the principal sounding board and counsel for the Chairman and the Lead Independent Director (if any) with respect to compensation issues;

(c) ensure that the Chairman and if appropriate the Lead Independent Director (if any) are aware of concerns of the Compensation Committee;

(d) provide strong leadership of the Compensation Committee in reviewing and monitoring the aims, strategy, policy and directions of the Compensation Committee in order to achieve its objectives;

(e) communicate with the Board to keep it current on all major developments involving executive compensation;

(f) set the frequency of the Compensation Committee meetings and reviews such frequency as appropriate;

(g) work closely with the Chairman and the Lead Independent Director (if any) to coordinate matters to be brought forth to Board Meetings from the Compensation Committee; and

(h) chair and manage meetings of the Compensation Committee.

6. Mandate and Responsibilities

The Compensation Committee shall review and make recommendations to the Board concerning the following:

(a) the compensation of the officers, including CEO, CFO and VP Exploration;

(b) the compensation policy with respect to employees of the Corporation or any of its subsidiaries ensuring that the Corporation is in compliance with all legal compensation reporting requirements;

(c) management compensation programs including stock plans, incentive plans, other benefit plans and perquisites;

(d) the succession plans and process for key employees;

(e) performance appraisal and management and employee development programs;

(f) assessment of risk related to human resource management objectives, the Code and other work plan initiatives;

(g) contingency plans in the event of the unexpected disability of key employees;

(h) proposed personnel changes involving officers;

(i) the adequacy and form of compensation of directors, ensuring that compensation realistically reflects the responsibilities and risks involved in being an effective director; and

(j) perform any other activities consistent with this Charter and Applicable Rules as the Compensation Committee or the Board deems necessary or appropriate.

The Compensation Committee shall have the authority, to the extent permissible under the Applicable Rules, to delegate any of its responsibilities to subcommittees or individual members as the Compensation Committee deems appropriate. For the avoidance of doubt, any relevant recommendations to the Board continue to be made by this Committee.

7. Authority

The Compensation Committee:

(a) shall have the authority to engage independent counsel and other advisors (collectively, "Compensation Advisors") including, without limitation, executive compensation consulting firms, that it considers necessary to carry out its duties;

(b) shall be directly responsible for the appointment, compensation and oversight of the work of any Compensation Advisor retained by the Committee; and

(c) Shall have the authority to set and pay the ordinary administrative expenses of the Compensation Committee that are necessary or appropriate in carrying out its duties.

Prior to engaging or obtaining advice from any Compensation Advisor, the Compensation Committee shall assess the independence of the Compensation Advisor, taking into consideration all relevant factors, including the following and any other factors required to be considered pursuant to all applicable legal and regulatory requirements:

(i) the provision of other services to the Corporation by the person that employs the Compensation Advisor;

(ii) the amount of fees received from the Corporation by the person that employs the Compensation Advisor, as a percentage of the total revenue of the person that employs the Compensation Advisor;

(iii) the policies and procedures of the person that employs the Compensation Advisor that are designed to prevent conflicts of interest;

(iv) any business or personal relationship of the Compensation Advisor with a member of the Committee;

(v) any stock of the Corporation owned by the Compensation Advisor; and

(vi) any business or personal relationship of the Compensation Advisor or the person employing the Compensation Advisor with an executive officer of the Corporation.

The Compensation Committee is required to conduct the independence assessment outlined in this section with respect to any Compensation Advisor that provides advice to the Compensation Committee, other than: (i) inhouse legal counsel; and (ii) any Compensation Advisor whose role is limited to: (y) consulting on any broad- based plan that does not discriminate in scope, terms, or operation, in favor of executive officers or directors of the Corporation, and that is available generally to all salaried employees; or (z) providing information that either is not customized for the Corporation or that is customized based on parameters that are not developed by the Compensation Advisor, and about which the Compensation Advisor does not provide advice.

Nothing in this section requires a Compensation Advisor to be independent, only that the Compensation Committee consider the enumerated independence factors before selecting or receiving advice from a Compensation Advisor. The Committee may select or receive advice from any Compensation Advisor it prefers including ones that are not independent, after considering the six independence factors outlined in subparagraphs (i) through (vi) above.

Nothing in this section requires the Committee to implement or act consistently with the advice or recommendations of the Compensation Advisor it engages, or affects the ability or obligation of the Committee to exercise its own judgment in fulfilling the duties of the Committee.

The Corporation will provide for appropriate funding, as determined by the Compensation Committee, for payment of reasonable compensation to any Compensation Advisor retained by the Compensation Committee.

8. Reporting

(a) The Compensation Committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

(b) All minutes of the Compensation Committee should be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.

APPENDIX "C"

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1. Purpose

The purpose of the Nominating and Corporate Governance Committee is to:

(a) develop and recommend to the Board a set of corporate governance principles applicable to the Corporation;

(b) identify individuals qualified to become new Board members and to recommend to the Board new director nominees from time to time; and

(c) assist the Chairman in overseeing the structure, composition and process of evaluation of the Board, its committees and individual directors.

2. Composition and Qualification

(a) The Nominating and Corporate Governance Committee shall consist of a minimum of two directors.

(b) All the members of the Nominating and Corporate Governance Committee must satisfy the independence requirements of all applicable Canadian and United States corporate and securities laws and stock exchange rules and policies (collectively, the "Applicable Rules") unless an exception or exemption under the Applicable Rules is available.

3. Member Appointment and Removal

(a) The Nominating and Corporate Governance Committee members are appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee after consultation with the Chairman and Lead Independent Director (if any) and with consideration of the desires of individual Board members.

(b) Consideration will be given to rotating the Nominating and Corporate Governance Committee members periodically.

(c) The Nominating and Corporate Governance Committee Chairman is selected by the Board on the recommendation of Nominating and Corporate Governance Committee.

(d) The Board may at any time remove a member from the Nominating and Corporate Governance Committee.

4. Meetings

The Nominating and Corporate Governance Committee will meet at least once annually, or more frequently as circumstances may warrant. The Nominating and Corporate Governance Committee may meet with, and receive reports from, management.

A quorum for the transaction of business at all meetings of the Nominating and Corporate Governance Committee shall be a majority of members.

5. Position Description and Responsibilities for Chairman

The Chairman of the Nominating and Corporate Governance Committee shall be an independent director appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee on an annual basis following the election of the directors at the Corporation's Annual General Meeting of shareholders.

The Chairman shall:

(a) work with the Chairman of the Board and the Lead Independent Director (if any), and manage the Nominating and Corporate Governance Committee, in an effective and efficient manner which furthers the best interests of the Corporation;

(b) act as the principal sounding board and counsel for the Chairman of the Board and the Lead Independent Director (if any) with respect to governance issues;

(c) ensure that the Chairman of the Board and if appropriate the Lead Independent Director (if any) are aware of concerns of the Nominating and Corporate Governance Committee;

(d) provide strong leadership of the Nominating and Corporate Governance Committee;

(e) work closely with the Chairman of the Board and the Lead Independent Director (if any) to coordinate matters to be brought forth to Board meetings from the Nominating and Corporate Governance Committee;

(f) communicate with the Board to keep it current on all major developments involving governance and the nomination of Directors;

(g) set the frequency of the Nominating and Corporate Governance Committee meetings and review such frequency as appropriate; and

(h) chair and manage meetings of the Nominating and Corporate Governance Committee.

6. Mandate and Responsibilities:

The Nominating and Corporate Governance Committee shall develop the Corporation's approach to corporate governance issues and ensure that:

(a) governance of the Corporation is implemented in compliance with the Board Mandate;

(b) the Corporation's governance and the adequacy thereof is reviewed at least annually;

(c) the Corporation complies to the extent practicable with the governance guidelines set out in the Applicable Rules;

(d) ensure that standards of ethical conduct are developed and monitored;

(e) annually examine the size of the Board and, where appropriate, make recommendations to increase or decrease the number of directors;

(f) annually examine the effectiveness and contribution of the Lead Independent Director (if any);

(g) seek out and attract qualified candidates to fill Board positions;

(h) embrace board diversity in all its facets, including skills, experience, gender, ethnicity, and race;

(i) recommend to the Board the appropriate nominees to fill vacancies on the Board;

(j) recommend to the Board all other candidates for appointment, election or reelection as directors;

(k) ensure that new members of the Board are provided with the necessary information about the Corporation, its business and the factors which affect its performance and review and monitor the orientation of new Board members;

(l) review officers' directorships in companies other than subsidiary companies and to review directors' relationships with other outside entities with regard to potential conflicts of interest to make recommendations to the Board, as appropriate;

(m) provide advice to the Board regarding proposed committee nominations;

(n) recommend to the Board the appointment of the Chairman of the Board and a Lead Independent Director (if any) following the election of the directors at the annual meeting of shareholders;

(o) ensure that the performance evaluation of the Lead Independent Director (if any) is incorporated in the Board review process, which takes place annually;

(p) review and update the Policies on an on-going basis and implements procedures to monitor their effectiveness; and

(q) perform any other activities consistent with this Charter and Applicable Rules as the Nominating and Corporate Governance Committee or the Board deems necessary or appropriate.

The Nominating and Corporate Governance Committee shall have the authority, to the extent permissible under the Applicable Rules, to delegate any of its responsibilities to subcommittees, external consultants, or individual members as the Nominating and Corporate Governance Committee deems appropriate. For the avoidance of doubt, any relevant recommendations to the Board continue to be made by this Committee.

Authority

The Nominating and Corporate Governance Committee has been, and shall be, granted unrestricted access to all information and all employees have been, and shall be, directed to cooperate as requested by members of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee shall have the authority:

(a) to engage independent counsel and other advisors, including without limitation any search firm to be used to identify director candidates, that it determines are necessary to permit it to carry out its duties;

(b) to set and pay the compensation for any advisors employed by the Nominating and Corporate Governance Committee; and

(c) to set and pay the ordinary administrative expenses of the Nominating and Corporate Governance Committee that are necessary or appropriate in carrying out its duties.

The Nominating and Corporate Governance Committee has the sole authority to terminate the Nominating and Corporate Governance Committee 's engagement of its experts.

Reporting

(a) The Nominating and Corporate Governance Committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

(b) All minutes of the Nominating and Corporate Governance Committee should be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.

APPENDIX "D"
OMNIBUS EQUITY INCENTIVE PLAN

(See attached.)

DOLLY VARDEN SILVER CORPORATION

OMNIBUS EQUITY INCENTIVE PLAN

(ADOPTED MAY 22, 2025)

DEFINITIONS AND INTERPRETATION

1.1 Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 5.8;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Affiliate" has the meaning attributed to that term in the Securities Act (British Columbia);

(e) "Associate" has the meaning attributed to that term in the Securities Act (British Columbia);

(f) "Award Date" means the date or dates on which an award of Restricted Share

Units is made to a Participant in accordance with section 5.1;

(g) "Blackout Period" means the period during which designated Directors, Officers and Employees of the Corporation cannot trade the Common Shares as a result of the bona fide existence of material non-public information pursuant to the Corporation's policy respecting restrictions on Directors', Officers' and Employees' trading which is in effect at that time (which, for greater certainty, (i) does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject, and (ii) shall expire following the general disclosure of undisclosed material information);

(h) "Board" means the board of directors of the Corporation from time to time or if so delegated in whole or in part by the Board, any duly authorized committee appointed by the Board;

(i) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(j) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii) the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(k) "Clawback Policy" means the clawback policy of the Corporation as determined by the Board, and as it may be amended, replaced, or restated from time to time;

(l) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(m) "Common Shares" means the common shares of the Corporation;

(n) "Consultant" means an individual (other than a Director, Officer or Employee of the Corporation or any of its Subsidiaries) that:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its Subsidiaries, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation's securities; without limiting the foregoing, consultants providing Investor Relations Activities are not Consultants or Eligible Persons under the Plan;

(ii) provides the services under a written contract between the Corporation or any of its Subsidiaries and the individual; and

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or of any of its Subsidiaries.

(o) "Corporation" means Dolly Varden Silver Corporation, a corporation continued under the Business Corporations Act (British Columbia) and the successors thereof;

(p) "Director" means a director (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

(q) "Discounted Market Price" means if the Market Price is not greater than $0.05, the Market Price or, if the Market Price is greater than $0.05, the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00;

(r) "Effective Date" means May 22, 2025;

(s) "Eligible Person" means any Director, Officer, Employee or Consultant;

(t) "Employee" means:

(i) an individual who is considered an employee of the Corporation or of its Subsidiaries under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii) an individual who works full-time for the Corporation or its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or its Subsidiaries over the details and methods of work as an employee of the Corporation or of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Corporation or its Subsidiaries on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or its Subsidiaries over the details and methods of work as an employee of the Corporation or of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source;

(u) "Event of Termination" means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(v) "Exchange" means any stock exchange or quotation system in Canada where the Common Shares are listed on or through which the Common Shares are listed or quoted;

(w) "Exchange Hold Period" has the meaning given to such term in TSXV Policy 1.1;

(x) "Exercise Price" means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

(y) "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 6.1;

(z) "insider" has the meaning attributed to that term in the TSXV Policy 1.1;

(aa) "Insider Participant" means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(bb) "Investor Relations Activities" means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

(A) to promote the sale of products or services of the Corporation, or

(B) to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of:

(A) applicable securities laws;

(B) the by-laws, rules or other regulatory instruments of the Exchange or any other self-regulatory body or exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A) the communication is only through the newspaper, magazine or publication, and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange.

(cc) "Investor Relations Service Provider" includes any consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities;

(dd) "Management Company Employee" means an individual employed by a company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation;

(ee) "Market Price" means, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators in accordance with valuation principles under U.S. Treasury Regulation Section 1.409A-1(b)(5)(iv)(B);

(ff) "Market Value" means, on any date, the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to such date;

(gg) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(hh) "Officer" means an officer (as defined under Securities Laws) of an Corporation or of any of its Subsidiaries;;

(ii) "Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(jj) "Option Agreement" has the meaning ascribed to that term in section 4.2;

(kk) "Option Exercise Notice" has the meaning given to that term in section 6.5;

(ll) "Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 4.1 hereof;

(mm) "Payout Date" means the day on which the Corporation pays to a Participant the Market Value of the Restricted Share Units that have become vested and payable;

(nn) "Plan" means this omnibus equity incentive plan, as amended, replaced or restated from time to time;

(oo) "reserved for issuance" refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(pp) "Restricted Share Unit" means a right granted to a Participant in accordance with section 5.1 hereof as compensation for employment or consulting services or services as a Director or Officer to receive, for no additional cash consideration, one Common Share, a lump sum payment in cash or a combination thereof, that becomes vested in accordance with section 5.3;

(qq) "Restricted Share Unit Agreement" has the meaning ascribed to that term in section 4.2;

(rr) "Restricted Share Unit Deferral Agreement" has the meaning ascribed to that term in section 5.5;

(ss) "Securities Laws" means applicable securities laws, including those of Canada and the United States;

(tt) "Security Based Compensation" means any Options and Restricted Share Units granted or issued under this Plan but, as the context requires, also includes any deferred share unit, performance share unit, restricted share unit, securities for services, stock appreciation right, stock option, stock purchase plan, any security purchase from treasury by a Participant which is financially assisted by the Corporation in accordance with Section 6.5 of TSXV Policy 4.4, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation from treasury to an Eligible Person under any other Share Compensation Arrangement, and for greater certainty, does not include:

(i) arrangements which do not involve the issuance from treasury or potential from treasury of securities of the Corporation;

(ii) arrangements under which Security Based Compensation is settled solely in cash and/or securities purchased on the secondary market; and

(iii) Shares for Services and shares for debt arrangements under Policy 4.3 of the TSXV that have been conditionally accepted by the Exchange prior to November 24, 2021;

(uu) "Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to Directors, Officers and Employees of the Corporation and any of its Subsidiaries or to Consultants;

(vv) "Shares for Services" has the meaning ascribed to that phrase in Policy 4.3 - Share for Debt;

(ww) "Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia) and "Subsidiaries" shall have a corresponding meaning;

(xx) "TSXV" means the TSX Venture Exchange;

(yy) "TSXV Policies" means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSXV Policy" means any one of them, as such policies may be amended, supplemented or replaced from time to time.

(zz) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(aaa) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan;

(bbb) "U.S. Person" means a "U.S. person", as such term is defined in Regulation S under the 1933 Act;

(ccc) "Withholding Obligations" has the meaning ascribed to that term in section 5.6; and

(ddd) "VWAP" means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities trade for the five trading days immediately preceding the exercise of the subject Stock Option.

1.2 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency: All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. ESTABLISHMENT OF THE PLAN

The Corporation hereby establishes this Omnibus Equity Incentive Plan to be known as the 2025 Omnibus Equity Incentive Plan. This Plan was adopted and became effective on May 22, 2025. This Plan shall replace the Corporation's previous outstanding stock option plans, which were approved by the Corporation's shareholders on June 22, 2022 and June 22, 2021 respectively, and the Corporation's outstanding restricted share unit plan, which was approved by the Corporation's shareholders on June 22, 2022 (the "Previous Plans"). The Plan shall in respect of Options and Restricted Share Units serve as the successor to the Previous Plans, and no further awards shall be made under the Previous Plans from and after the Effective Date of this Plan. Each Option and Restricted Share Unit granted under a Previous Plan shall continue to be governed by the terms and conditions of such plan and the instrument evidencing such grant.

3. PURPOSE AND ADMINISTRATION OF THE PLAN

3.1 Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons. It is the intention of the Corporation that this Plan will at all times be in compliance with TSXV Policies and any inconsistencies between this Plan and TSXV Policies will be resolved in favour of the latter.

3.2 Common Shares Subject to the Plan:

(a) General: This Plan is a "rolling up to 10%" omnibus plan whereby the total number of Common Shares that are issuable pursuant to all Security Based Compensation granted or awarded hereunder, in aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares as of the date of grant or award (together with any Common Shares issuable pursuant to any other Share Compensation Arrangement). For greater certainty, any Restricted Share Units that must be settled in cash in accordance with the Restricted Share Unit Agreement approved by the Administrators at the time of grant shall not count towards the maximum of 10% of issued and outstanding Common Shares reserved under this Plan as required by the policies of the Exchange.

(b) Evergreen Plan: This Plan is an "evergreen" plan and, accordingly, if any Restricted Share Unit or Option is exercised or settled, or any Restricted Share Unit or Option is terminated, cancelled, forfeited or expired without being fully exercised, subject to the overall limit provided for in this Plan, new grants shall become available hereunder effectively resulting in a reloading of the number of Restricted Share Units and Options available to grant hereunder.

(c) Limits for Individuals: Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan to any one Participant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted to the Participant;

(d) Limits for Consultants: The maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan in any 12 month period to any one Consultant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 2% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to the Consultant; and

(e) Limits for Investor Relations Service Providers: The maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers under the Plan in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares, calculated as at the date any Option is granted to such Investor Relations Service Provider; provided that Options granted to any and all Investor Relations Service Providers must vest in accordance with the vesting requirements set out in Section 4.4(c) of TSXV Policy 4.4. For greater certainty, any Consultant that performs Investor Relations Activities or otherwise directly or indirectly promotes or maintains a market for the Corporation's securities is not entitled to receive any Security Based Compensation under the Plan and Investor Relations Service Providers who are Eligible Persons may not receive any Security Based Compensation other than Options.

3.3 Other Terms of the Plan

(a) Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan to Insider Participants as a group (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the issued and outstanding Common Shares at any point in time.

(b) Unless the Corporation obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant.

(c) Any Security Based Compensation must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Plan.

3.4 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan in accordance with section 4 herein;

(c) determine when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(d) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(e) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional;

(f) require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws, including without limitation, if applicable, exemptions from the registration requirements of the 1933 Act and applicable state securities laws; and

(g) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

4. ELIGIBILITY AND PARTICIPATION IN PLAN

4.1 The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof. The Corporation and each Participant acknowledge that they are responsible for ensuring and confirming that such Participant is a bona fide Eligible Person entitled to receive Options or Restricted Share Units, as the case may be.

4.2 Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("Restricted Share Unit Agreement") between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Corporation and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

5. AWARD OF RESTRICTED SHARE UNITS

5.1 Award of Restricted Share Units: The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons (other than Eligible Persons providing Investor Relations Activities). In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each Participant's Account;

(c) the Award Date; and

(d) subject to section 5.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

5.2 Restricted Share Unit Agreement: Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall, subject to Exchange rules, determine in their sole discretion the vesting criteria applicable to such Restricted Share Units, provided that, subject to sections 5.7 and 7.2, no Restricted Share Units may vest before the date that is one year following the date of grant or issue.

(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares and/or lump sum payment in cash to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation's performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

5.4 Blackout Periods: Should the date of vesting of a Restricted Share Unit fall within a Blackout Period formally imposed by the Corporation, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 7.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board. Notwithstanding the foregoing, with respect to Restricted Share Units of U.S. Participants, no such extension shall operate to extend the time of settlement/payment with respect to such Restricted Share Units except to the extent permitted under Section 409A of the Code.

5.5 Vesting and Settlement: As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan and with respect to a U.S. Participant, no later than 60 days thereafter, but subject to subsection 5.3(d), a Participant shall be entitled to receive and the Corporation shall issue or pay (at the Corporation's discretion):

(a) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date;

(b) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(c) any combination of the foregoing.

Notwithstanding the foregoing, the Administrators may permit a U.S. Participant to defer the payment of Common Shares and/or lump sum payment in cash following the vesting of Restricted Share Units, provided that such deferral is made pursuant to a written deferral election form (the "Restricted Share Unit Deferral Agreement") between the Corporation and the U.S. Participant that complies with the requirements of Section 409A of the Code, substantially in the form as set out in Exhibit D or in such other form as the Administrators may approve from time to time.

5.6 Taxes and Source Deductions: the Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares and/or lump sum payment of cash hereunder ("Withholding Obligations"). Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares and/or lump sum payment of cash; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.7 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's Account shall be issued and/or any applicable lump sum cash amounts shall be paid as soon as practicable after the Event of Termination to the former Participant in accordance with section 5.5 hereof. With respect to each vested Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and Common Share issued and/or cash paid as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 60 days following such date of vesting or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's Account shall, unless otherwise explicitly modified by the Participant's employment agreement or Restricted Share Unit Agreement or unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any unvested Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive continued service vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to remain outstanding and Common Shares will be delivered, and/or any applicable lump sum cash amounts shall be paid, following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement or as otherwise specified in an applicable Restricted Share Unit Deferral Agreement, if any.

(c) Notwithstanding the foregoing subsection 5.7(b), if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the performance-based vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred) or as otherwise specified in an applicable Restricted Share Unit Deferral Agreement, if any, but only if the performance vesting criteria are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated for just cause, each unvested Restricted Share Unit in the Participant's Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.8 Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an "Account"). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 5.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 5.3 hereof and the corresponding issuance of Common Shares and/or lump sum payment of cash to the Participant pursuant to section 5.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 5.7 hereof, the applicable Restricted Share Units credited to the Participant's Account will be cancelled.

5.9 Record Keeping: the Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's Account; and

(d) any other information which the Corporation considers appropriate to record in such records.

6. GRANT OF OPTIONS

6.1 Grant of Options: The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the Exercise Price of each Option;

(c) subject to section 6.4, the expiration date of each Option; and

(d) subject to section 6.3 hereof, the applicable vesting criteria,

provided, however that the Exercise Price for a Common Share pursuant to any Option shall not be less than the Discounted Market Price on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the Exercise Price shall not be less than the closing price of the Common Shares on any Exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

6.2 Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

6.3 Vesting:

Subject to subsection 3.2(e) above with respect to grants to Eligible Persons providing Investor Relations Activities, the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option Agreement will disclose any vesting conditions prescribed by the Administrators. Acceleration of the vesting schedule set out in Section 4.4(c) of TSXV Policy 4.4 for Options granted to Investor Relations Service Providers is subject to prior Exchange approval.

6.4 Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the Grant Date. Should the term of an Option expire on a date that falls within a Blackout Period formally imposed by the Corporation, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding the foregoing, the term of an Option of a U.S. Participant shall not be extended beyond the tenth anniversary of the Grant Date. Notwithstanding section 7.4 hereof, the ten Business Day period referred to in this section 6.4 may not be extended by the Board.

6.5 Exercise of Option: Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term and, subject to the provisions of sections 6.7, 6.8 and 6.9 hereof, as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C (the "Option Exercise Notice"), with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

6.6 Regular Exercise; Payment and Issuance: Upon actual receipt by the Corporation or its agent of the materials required by subsection 6.5 and receipt by the Corporation of cash, cheque, bank draft or other form of payment acceptable to the Administrators for the payment of the aggregate Exercise Price, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate Exercise Price for the Options being exercised.

6.7 Cashless Exercise: Without limiting the foregoing section 6.6, unless otherwise determined by the Administrators or not compliant with any applicable laws or rules of any applicable securities exchange or market, a Participant may elect cashless exercise in its Option Exercise Notice. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate Exercise Price referred to above. Instead the following provisions will apply:

(a) The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, sufficient number of Common Shares issuable on the exercise of Options to cover the Exercise Price, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.

(b) Before the relevant trade date, the Participant will deliver the Option Exercise Notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the Exercise Price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

6.8 Net Exercise: Subject to prior approval by the Administrators, a Participant may elect to surrender for cancellation to the Corporation any vested Options, excluding Options held by any Investor Relations Service Provider, being exercised and the Corporation will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X = Y (A - B)

                                  A

where:

X = The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options under this Section 6.8;

Y = The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A = The VWAP of the Common Shares; and

B = The Exercise Price for such Options.

6.9 Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

6.10 Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise explicitly modified by the Participant's employment agreement or Option Agreement or unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b) Except as otherwise stated herein or unless otherwise explicitly modified by the Participant's employment agreement or Option Agreement or otherwise determined by the Administrators in their discretion (provided such determination does not exceed a maximum of one year), upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i) the expiry of the Option; and

(ii) six months after the date of the Event of Termination.

(c) Notwithstanding the foregoing subsections 6.10(a) and (b), if a Participant's employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d) For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

(e) If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options in accordance with this section 6.10, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

6.11 Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and Exercise Price, including adjustments for each Option granted; and

(d) any other information which the Corporation considers appropriate to record in such register.

7. GENERAL

7.1 Effective Date of Plan: The Plan shall be effective as of the Effective Date.

7.2 Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 5.3(d) which will continue to apply in all circumstances, all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall automatically vest or become exercisable, as applicable (subject, in the case of Options granted to Investor Relations Service Providers, to prior Exchange approval), such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that will not result in the imposition of taxes under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only to the extent such surrender or other modification will not result in the imposition of taxes under Section 409A of the Code.

7.3 Reorganization Adjustments:

(a) In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board and any necessary Exchange approvals, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the Exercise Price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be made in a manner so as to not result in the imposition of taxes under Section 409A of the Code and will comply with the requirements in subsection 5.3(d).

(c) The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 7.2 or section 7.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 7.2 or section 7.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

7.4 Amendment or Termination of Plan:

The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a) not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 7.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not result in the imposition of taxes under Section 409A;

(b) be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c) be subject to shareholder approval, where required by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 6.4);

(v) the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi) the amendment of this Plan as it relates to making lump sum payments to Participants upon the vesting of the Restricted Share Units;

(vii) the amendment of the cashless exercise feature set out in this Plan; and

(viii) change the application of section 7.3 hereof (Reorganization Adjustments) and section 7.2 (Change of Control), and

(d) be subject to disinterested shareholder approval in the event of any reduction in the Exercise Price, or the extension of the term, of any Option granted under the Plan to an Insider Participant.

For greater certainty, and subject to approval by the Exchange (if applicable), shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits in section 3.2;

(c) reduce the Exercise Price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower Exercise Price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 6.4 hereof); or

(e) amend this section 7.4.

7.5 Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan. Any termination of this Plan shall occur in a manner that will not result in the imposition of taxes on a U.S. Participant under Section 409A.

7.6 Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Restricted Share Units or Options or any rights the Participant has under the Plan.

7.7 Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

7.8 Credits for Dividends:

(a) Subject to Section 7.8(b), whenever cash or other dividends are paid on Common Shares, additional Restricted Share Units could, subject to the approval of Administrators, be granted to each Participant who holds Restricted Share Units on the record date for such dividends. The number of such Restricted Share Units (rounded to the nearest whole Restricted Share Unit) to be credited to such Participant as of the date on which the dividend is paid on the Common Shares shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Participant if the Participant's Restricted Share Units as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as of the date on which the dividend is paid on the Common Shares. Restricted Share Units granted to a Participant shall be subject to the same vesting conditions (time and performance (as applicable)) as the Restricted Share Units to which they relate.

(b) In the event that the number of Restricted Share Units to be granted in accordance with Section 7.8(a) would result in the number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded hereunder exceeding the limits established in Section 3.2 or Section 3.3 at the date of grant, such Restricted Share Units shall not be granted and the Administrators may determine, in their sole discretion, to make a cash payment to the Participant in lieu thereof equal to the aggregate value determined pursuant to Section 7.8(a).

7.9 No Effect on Employment, Rights or Benefits:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

7.10 Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

7.11 Compliance with Applicable Law:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of Restricted Share Units, the grant of Options and the issuance of Common Shares and/or lump sum payment of cash under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and applicable stock exchanges and markets. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act and any applicable U.S. state securities laws, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act and any applicable U.S. state securities laws, as determined by the Corporation in its sole discretion.

(c) If the Common Shares are listed on the TSXV and the award of Restricted Share Units or grant of Options and the issuance of Common Shares under this Plan is made to a Director, Officer, promoter, Consultant or other insider of the Corporation, and unless the respective award, grant or issuance or is qualified by prospectus, or issued under a securities take-over bid, rights offering, amalgamation, or other statutory procedure, then the Restricted Share Units or Options will be subject to the Exchange Hold Period and be legended with the Exchange Hold Period. Options granted to insiders, Consultants, or at any discount to the Market Price are subject to a four-month hold period, which shall commence on the date the Options are granted.

7.12 Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and with respect to U.S. Participants, the Code.

7.13 Subject to Approval: The Plan is adopted subject to the approval of the Exchange and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

7.14 Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. Options may be issued to U.S. Participants under the Plan only if the shares with respect to the Options qualify as "service recipient stock" as defined in Treas. Reg. Section 1.409A-1(b)(5)(E)(iii). Restricted Share Units awarded to U.S. Participants are intended to be compliant with Section 409A of the Code and such Restricted Share Units will be construed and administered accordingly. Any waiver or acceleration of vesting under the Plan or any Restricted Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code, and any acceleration of vesting of any Option granted to Investor Relations Service Providers will be subject to Exchange approval. Any payments made under this Plan or any Restricted Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a "separation from service" as defined in Treas. Reg. 1.409A-1(h). Additionally, any payments resulting from a separation from service made to a U.S. Participant who is a "specified employee" as defined in Treas. Reg. 1.409A-1(i) shall be subject to the six month delay in payments required by Treas. Reg. 1.409A-1(3)(v) if such payments are deemed to be subject to Section 409A of the Code. Although the Corporation intends Options and Restricted Share Units granted to U.S. Participants to be exempt from or compliant with Section 409A, the Corporation makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

7.15 Clawback Provision: Notwithstanding any other provision of this Plan, any Restricted Share Unit or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such Restricted Share Unit, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Corporation's Clawback Policy. The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy.

ADOPTED the [____ day of _____________], 2025.

EXHIBIT A

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL               , 20  [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this __________ day of ___________________, ____________ (the "Restricted Share Grant Date") Dolly Varden Silver Corporation (the "Corporation") has granted to                             (the "Participant"),                             Restricted Share Units pursuant to the Corporation's Omnibus Equity Incentive Plan (the "Plan"), a copy of which has been provided to the Participant.

Restricted Share Units are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b) The granting and vesting of the Restricted Share Units and the payment by the Corporation of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c) The Restricted Share Units shall become vested restricted share units (the "Vested Restricted Share Units") in accordance with the following schedule:

(i) º on the 12 month anniversary of the Restricted Share Grant Date;

(ii) º on the 24 month anniversary of the Restricted Share Grant Date; and

(iii) º on the 36 month anniversary of the Restricted Share Grant Date (each a "Vesting Date").

(d) As soon as reasonably practicable and no later than 60 days following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Corporation and the Participant, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant's Account to which the Vesting Date relates (each a "Payout Date") as set forth below. Notwithstanding the foregoing, if a U.S. Participant has elected to defer payment/settlement of these RSUs by timely executing and providing to the Corporation a Restricted Share Unit Deferral Agreement, then the Payout Date will be the date(s) specified in the Restricted Share Unit Deferral Agreement:

(i) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's Account multiplied by the Market Value of a Common Share on the Payout Date; or

(ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(iii) any combination of the foregoing.

subject to any applicable Withholding Obligations.

(e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 5.7 of the Plan.

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement:

(a) all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date; and

(b) any Restricted Share Unit issued, granted, or awarded to the Participant, and any shares issued thereunder, and any amount received by the Participant with respect to any such Restricted Share Unit or shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Corporation, and the Participant will forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Restricted Share Unit Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

The Participation also acknowledges and consents to the collection and use of Personal Information (as defined in the TSXV Policies) by both the Corporation and the TSXV as more particularly set out in the Acknowledgement - Personal Information in use by the TSXV on the date of the Corporation.

DOLLY VARDEN SILVER CORPORATION

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT B

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL               , 20  [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

OPTION AGREEMENT

Notice is hereby given that, effective this __________ day of ___________________, ____________ (the "Effective Date") Dolly Varden Silver Corporation (the "Corporation") has granted to ___________________________________________________ (the "Participant"), Options to acquire _________________ Common Shares (the "Optioned Shares") up to 4:30 p.m. Pacific Time on the ____________ day of _________________________, ____________ (the "Option Expiry Date") at an Exercise Price of Cdn$              per Optioned Share pursuant to the Corporation's Omnibus Equity Incentive Plan (the "Plan"), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a) [insert vesting provisions, if applicable]; and

(b) [insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

The Participant also acknowledges and consents to the collection and use of Personal Information (as defined in the TSXV Policies) by both the Corporation and the TSXV as more particularly set out in the Acknowledgement - Personal Information in use by the TSXV on the date of the Plan.

DOLLY VARDEN SILVER CORPORATION

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO: DOLLY VARDEN SILVER CORPORATION (the "Corporation")

FROM: _______________________________________

DATE:  _______

The undersigned hereby irrevocably gives notice, pursuant to the Corporation's Omnibus Equity Incentive Plan (the "Plan"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐ (a) all of the Optioned Shares; or

☐ (b) of the Optioned Shares,

which are the subject of the Option Agreement attached hereto. Calculation of total Exercise Price:

(i) number of Optioned Shares to be acquired on   _____________ Optioned Shares exercise

(ii) multiplied by the Exercise Price per Optioned Share: $ ____________

TOTAL EXERCISE PRICE, enclosed herewith (unless

this is a cashless exercise): $ ____________

I hereby:

☐ (a) unless this is a cashless exercise, enclose a cheque payable to "Dolly Varden Silver Corporation" for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b) advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

_______________________________________________________________; or

☐ (c) advise the Corporation that I wish to exercise the above Options on a net exercise basis, pursuant to Section 6.8 of the Plan, and wish to surrender the above Options to the Corporation and receive as consideration for the surrender of such Options, that number of Optioned Shares as is calculated pursuant to Section 6.8 of the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my net exercise of the above Options.

If required, the undersigned tenders herewith a certified cheque or bank draft payable to "Dolly Varden Silver Corporation" in an amount equal to the Aggregate Purchase Price of the aforesaid Common Shares and directs the Corporation to issue and deliver the certificate or statement evidencing said Common Shares as follows:

Registration Instructions	Delivery Instructions

☐ Same as Registration Instructions

(Name)	OR

(Address)	(Address)

By executing this Exercise Notice the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan. All terms not otherwise defined in this Exercise Notice will have the meanings given to them under the Option Certificate.

DATED the __________ day of ________________________, ____________.

Name of Optionee (Please Print)	Signature of Optionee

Letter and consideration/direction received on ____________________, 20 ______.

DOLLY VARDEN SILVER CORPORATION

By: ______________________________________
       [Name]

       [Title]

EXHIBIT D

RESTRICTED SHARE UNIT DEFERRAL AGREEMENT

TO:	DOLLY VARDEN SILVER CORPORATION (the "Corporation")

FROM:	______________________________

DATE:	______________________________

I, the undersigned participant, acknowledge that the Corporation may grant or has granted to me an award of Restricted Share Units under the Dolly Varden Silver Corporation Omnibus Equity Incentive Plan (the "Plan") that will vest according to the vesting schedule set out in the Restricted Share Unit Agreement.

I hereby irrevocably elect to defer the payout of vested Restricted Share Units as set forth below (select and complete either Option 1 or Option 2). By making this election, I understand and agree that my election may not be changed.

☐ Option 1: Deferral of Restricted Share Units Awarded in Next Calendar Year.

I hereby elect to defer the payout of   % of any Restricted Share Units awarded to me under the Plan in the next calendar year (for services performed in such next calendar year) until the date selected below:

☐ 1 year after each vesting date applicable to such Restricted Share Units.

☐ 2 years after each vesting date applicable to such Restricted Share Units.

☐ 3 years after each vesting date applicable to such Restricted Share Units.

☐ 4 years after each vesting date applicable to such Restricted Share Units.

☐ 5 years after each vesting date applicable to such Restricted Share Units.

If I complete Option 1, this Deferral Agreement must be delivered to the Corporation on or before December 31st of the year prior to the calendar year to which such deferral election applies.

☐ Option 2: Deferral of Restricted Share Units that Vest 12 Months or More After Date of Election.

I was awarded Restricted Share Units pursuant to the Restricted Share Unit Award Agreement dated ___________ (must be no earlier than 29 days prior to the date of this election). I hereby elect to defer the payout of ____________% of the Restricted Share Units awarded to me under the Plan that vest 12 months or more after the date that this election was executed and delivered to the Corporation until the date selected below:

☐ 1 year after each vesting date applicable to such Restricted Share Units.

☐ 2 years after each vesting date applicable to such Restricted Share Units.

☐ 3 years after each vesting date applicable to such Restricted Share Units.

☐ 4 years after each vesting date applicable to such Restricted Share Units.

☐ 5 years after each vesting date applicable to such Restricted Share Units.

In the event of my death, any Restricted Share Units that have vested but are subject to the deferral election above shall be paid to the following beneficiary in accordance with the timing of such election:

Name:	______________________________________________

Address:	______________________________________________

______________________________________________

Relationship:	______________________________________________

I have read and understand the terms of the Plan and this Restricted Share Deferral Agreement. By signing this form, I hereby elect to defer the payout of the Restricted Share Units as set forth above to which I may become entitled to receive upon vesting of such Restricted Share Units. I UNDERSTAND THAT THE AMOUNT OF DEFERRAL, AND THE TIMING OF THE PAYMENT

ELECTIONS I MAKE, MAY NOT BE ALTERED. I also acknowledge that the Administrators of the Plan have complete discretion to administer and interpret the Plan. Notwithstanding the elections set forth above, I understand that the Administrators may, in their sole discretion, elect to terminate this deferral arrangement and accelerate the timing of the payment to me of my deferred Restricted Share Units to the extent that the Administrators determine it is permitted or required to do so under Section 409A of the Code. The deferral arrangement described in this form is intended to comply with Section 409A of the Code and shall be interpreted accordingly.

DOLLY VARDEN SILVER CORPORATION

Authorized Signatory	Signature of Participant

Name of Participant

THIS PAGE INTENTIONALLY LEFT BLANK